Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Ammar Al-Joundi

Executive Vice President

and Chief Financial Officer

Toronto, Canada

February 13, 2013

BARRICK YEAR END 2012	69	MANAGEMENT’S RESPONSIBILITY

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. Barrick’s Management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on Barrick management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their report which is located on pages 71 - 73 of Barrick’s 2012 Annual Financial Statements.

BARRICK YEAR END 2012	70	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 13, 2013

Independent Auditor’s Report

To the Shareholders of

Barrick Gold Corporation

We have completed integrated audits of Barrick Gold Corporation’s 2012 and 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Barrick Gold Corporation which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barrick Gold Corporation as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Barrick Gold Corporation’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

72

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Barrick Gold Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

73

Consolidated Statements of Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)
	2012	2011

Revenue (notes 5 and 6)	$14,547	$14,236
Costs and expenses
Cost of sales (notes 5 and 7)	7,654	6,240
Corporate administration	195	166
Exploration and evaluation (notes 5 and 8)	429	346
Other expense (note 9a)	633	576
Impairment charges (note 9b)	6,470	235
	15,381	7,563
Other income (note 9c)	69	248
Income (loss) from equity investees (note 14a)	(13)	8
Gain on non-hedge derivatives (note 23e)	31	81
Income (loss) before finance items and income taxes	(747)	7,010
Finance items
Finance income	11	13
Finance costs (note 12)	(177)	(199)
Income (loss) before income taxes	(913)	6,824
Income tax recovery (expense) (note 10)	236	(2,287)
Net income (loss)	$(677)	$4,537
Attributable to:
Equity holders of Barrick Gold Corporation	$(665)	$4,484
Non-controlling interests (note 30)	$(12)	$53
	(677)	4,537

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 11)
Net income (loss)
Basic	$(0.66)	$4.49
Diluted	$(0.66)	$4.48

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2012	74	FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)
	2012	2011
Net income (loss)	$(677)	$4,537

Other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $6, $9	(37)	(91)
Realized (gains) losses and impairments on AFS financial securities, net of tax $6, $5	34	36
Unrealized gains on derivative investments designated as cash flow hedges, net of tax $20, $41	167	370
Realized (gains) on derivative investments designated as cash flow hedges, net of tax $96, $93	(331)	(413)
Actuarial (losses) on post employment benefit obligations, net of tax $3, $13	(5)	(22)
Currency translation adjustments gain (loss), net of tax $nil, $nil	35	(36)
Total other comprehensive loss	(137)	(156)
Total comprehensive income (loss)	$(814)	$4,381
Attributable to:

Equity holders of Barrick Gold Corporation	$(802)	$4,328

Non-controlling interests	$(12)	$53

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2012	75	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)
	2012	2011
OPERATING ACTIVITIES
Net income (loss)	$(677)	$4,537
Adjustments for the following items:
Depreciation	1,722	1,419
Finance costs (excludes accretion)	123	147
Impairment charges (note 9b)	6,470	235
Income tax expense (note 10)	(236)	2,287
Increase in inventory	(616)	(708)
Proceeds from settlement of Australian dollar hedge contracts	465	-
Gain on non-hedge derivatives (note 23e)	(31)	(81)
Gain on sale of long-lived assets/investments	(18)	(229)
Other operating activities (note 13a)	(186)	(187)
Operating cash flows before interest and income taxes	7,016	7,420
Interest paid	(118)	(137)
Income taxes paid	(1,459)	(1,968)
Net cash provided by operating activities	5,439	5,315
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(6,369)	(4,973)
Sales proceeds	18	48
Acquisitions (note 4)	(37)	(7,677)
Investments
Purchases	-	(72)
Sales	168	80
Other investing activities (note 13b)	(301)	(233)
Net cash used in investing activities	(6,521)	(12,827)
FINANCING ACTIVITIES
Proceeds on exercise of stock options	18	57
Long-term debt (note 23b)
Proceeds	2,000	6,648
Repayments	(1,462)	(380)
Dividends	(750)	(509)
Funding from non-controlling interests (note 30)	505	403
Deposit on silver sale agreement (note 27)	137	138
Other financing activities (note 13c)	(25)	(66)
Net cash provided by financing activities	423	6,291
Effect of exchange rate changes on cash and equivalents	7	(2)
Net decrease in cash and equivalents	(652)	(1,223)
Cash and equivalents at beginning of year (note 23a)	2,745	3,968
Cash and equivalents at the end of year (note 23a)	$2,093	$2,745

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2012	76	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars)	As at December 31,	As at December 31,
	2012	2011
ASSETS
Current assets
Cash and equivalents (note 23a)	$2,093	$2,745
Accounts receivable (note 16)	449	426
Inventories (note 15)	2,695	2,498
Other current assets (note 16)	626	876
Total current assets	5,863	6,545

Non-current assets
Equity in investees (note 14a)	135	440
Other investments (note 14b)	78	161
Property, plant and equipment (note 17)	28,717	28,979
Goodwill (note 18a)	8,837	9,626
Intangible assets (note 18b)	453	569
Deferred income tax assets (note 28)	443	409
Non-current portion of inventory (note 15)	1,692	1,153
Other assets (note 20)	1,064	1,002
Total assets	$47,282	$48,884
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 21)	2,265	2,083
Debt (note 23b)	1,848	196
Current income tax liabilities	41	306
Other current liabilities (note 22)	261	326
Total current liabilities	4,415	2,911

Non-current liabilities
Debt (note 23b)	12,095	13,173
Provisions (note 25)	2,812	2,326
Deferred income tax liabilities (note 28)	2,602	4,231
Other liabilities (note 27)	850	689
Total liabilities	22,774	23,330
Equity
Capital stock (note 29)	17,926	17,892
Retained earnings	3,142	4,562
Accumulated other comprehensive income	463	595
Other	314	314
Total equity attributable to Barrick Gold Corporation shareholders	21,845	23,363
Non-controlling interests (note 30)	2,663	2,191
Total equity	24,508	25,554
Contingencies and commitments (notes 16 and 34)
Total liabilities and equity	$47,282	$48,884

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

Jamie C. Sokalsky, Director	Steven J. Shapiro, Director

BARRICK YEAR-END 2012	77	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to Shareholders	Non- controlling interests	Total equity
At January 1, 2012	1,000,423	$17,892	$4,562	$595	$314	$23,363	$2,191	$25,554
Net loss	-	-	(665)	-	-	(665)	(12)	(677)
Total other comprehensive loss	-	-	(5)	(132)	-	(137)	-	(137)
Total comprehensive loss	-	$-	$(670)	$(132)	$-	$(802)	$(12)	$(814)
Transactions with owners
Dividends	-	-	(750)	-	-	(750)	-	(750)
Issued on exercise of stock options	685	18	-	-	-	18	-	18
Recognition of stock option expense	-	16	-	-	-	16	-	16
Funding from non-controlling interests	-	-	-	-	-	-	505	505
Other decrease in non- controlling interests	-	-	-	-	-	-	(21)	(21)
Total transactions with owners	685	$34	$(750)	$-	$-	$(716)	$484	$(232)
At December 31, 2012	1,001,108	$17,926	$3,142	$463	$314	$21,845	$2,663	$24,508

At January 1, 2011	998,500	$17,820	$609	$729	$314	$19,472	$1,745	$21,217
Net income	-	-	4,484	-	-	4,484	53	4,537
Total other comprehensive loss	-	-	(22)	(134)	-	(156)	-	(156)
Total comprehensive income (loss)	-	$-	$4,462	$(134)	$-	$4,328	$53	$4,381
Transactions with owners
Dividends	-	-	(509)	-	-	(509)	-	(509)
Issued on exercise of stock options	1,923	57	-	-	-	57	-	57
Recognition of stock option expense	-	15	-	-	-	15	-	15
Funding from non-controlling interests	-	-	-	-	-	-	403	403
Other decrease in non- controlling interests	-	-	-	-	-	-	(10)	(10)
Total transactions with owners	1,923	$72	$(509)	$-	$-	$(437)	$393	$(44)
At December 31, 2011	1,000,423	$17,892	$4,562	$595	$314	$23,363	$2,191	$25,554

[1]	Includes cumulative translation adjustments as at December 31, 2012: $13 million (2011: $22 million loss).
[2]

Includes additional paid-in capital as at December 31, 2012: $276 million (December 31, 2011: $276 million) and convertible borrowings - equity component as at December 31, 2012: $38 million (December 31, 2011: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2012	78	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP, EUR and ZMW are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian shillings, Japanese yen, Argentinean pesos, British pound sterling, Euros and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We also hold interests in oil and gas properties located in Canada. Our producing gold mines are concentrated in three regional business units (“RBU”): North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business unit contains producing copper mines located in Chile and Zambia and a mine under construction located in Saudi Arabia. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. The policies applied in these financial statements are based on IFRSs in effect as at December 31, 2012. These consolidated financial statements were approved for issuance by the Board of Directors on February 13, 2013.

B)	Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control is achieved when we have the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50% of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. For non wholly-owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. Our joint ventures consist of jointly controlled assets (“JCAs”) and jointly controlled entities (“JCEs”).

A JCA is a joint venture in which the venturers have control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. The participants in a JCA derive benefit from the joint activity through a share of production, rather than by receiving a share of the net operating results. Our proportionate interest in the assets, liabilities, revenues, expenses, and cash flows of JCAs are incorporated into the consolidated financial statements under the appropriate headings.

A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long-term interest. We account for our interests in JCEs using the equity method of accounting.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition,

BARRICK YEAR END 2012	79	NOTES TO FINANCIAL STATEMENTS

dividends and our share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Associates

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if we have the power to be actively involved and influential in policy decisions affecting the entity. Our share of the net assets and net income or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Outlined below is information related to our jointly controlled assets and entities other than 100% owned Barrick subsidiaries:

	Entity type at December 31, 2012	Economic interest at December 31, 2012[1]	Method
Marigold Mine	JCA	33%	Proportional
Round Mountain Mine	JCA	50%	Proportional
Turquoise Ridge Mine	JCA	75%	Proportional
Kalgoorlie Mine	JCA	50%	Proportional
Porgera Mine	JCA	95%	Proportional
African Barrick Gold plc[2]	Subsidiary, publicly traded	73.9%	Consolidation
Pueblo Viejo Project[2]	Subsidiary	60%	Consolidation
Cerro Casale Project[2]	Subsidiary	75%	Consolidation
Donlin Gold Project[3]	JCE	50%	Equity Method
Reko Diq Project[3]	JCE	37.5%	Equity Method
Kabanga Project[3]	JCE	50%	Equity Method

[1]	Unless otherwise noted, all of our joint ventures are funded by contributions made by their partners in proportion to their economic interest.
[2]	We consolidate our interests in Pueblo Viejo, Cerro Casale and ABG and record a non-controlling interest for the 40%, 25% and 26.1%, respectively, that we do not own.
[3]

Our jointly controlled entities are all early stage exploration projects and, as such, do not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 13 for further details.

C)	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of income.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

When control of a subsidiary is acquired in stages, its carrying value prior to the acquisition of control is compared with the fair value of the identifiable net assets at that date. If fair value is greater than/less than carrying value, gain/loss is recorded in the consolidated statement of income.

BARRICK YEAR END 2012	80	NOTES TO FINANCIAL STATEMENTS

D)	Discontinued Operations

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes, and is expected to be recovered primarily through sale rather than continuing use. The assets and liabilities are presented as held for sale in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification. Results of operations and any gain or loss from disposal are excluded from earnings before finance items and tax and are reported separately as income from discontinued operations.

E)	Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint ventures and associates, is the currency of the primary economic environment in which it operates. The functional currency of our gold and copper operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using historical rates;
•	Available-for-sale securities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI;
•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
•

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

The functional currency of our Canadian oil and gas operations is the Canadian dollar. We translate non-US dollar balances related to these operations into US dollars as follows:

•	Assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI; and
•	Income and expenses using the average exchange rate for the period with translation gains and losses recorded in OCI.
F)	Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Treatment and refinement charges incurred on the sale of concentrates are recorded as a reduction of revenue. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

BARRICK YEAR END 2012	81	NOTES TO FINANCIAL STATEMENTS

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment, which is also when the risks and rewards of ownership pass to the customer. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be determined. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

Oil and Gas Sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil and gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

G)	Exploration and Evaluation (“E&E”)

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures. Cash flows attributable to capitalized exploration and evaluation expenditures are classified as investing activities in the consolidated statement of cash flow.

For our oil and gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures that are either general in nature or related to an unsuccessful drilling program are recorded as exploration expense in the consolidated statement of income. Only costs that relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs.

H)	Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

I)	Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

BARRICK YEAR END 2012	82	NOTES TO FINANCIAL STATEMENTS

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalty and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

J)	Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as available-for-sale. Available-for-sale equity investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in earnings when investments are sold and are calculated using the average carrying amount of securities sold.

If the fair value of an investment declines below the carrying amount, we undertake qualitative and quantitative assessments of whether the impairment is either significant or prolonged. If an unrealized loss on an available-for-sale investment has been recognized in OCI and it is deemed to be either significant or prolonged, any cumulative loss that had been recognized in OCI is reclassified as an impairment loss in the consolidated statement of income. The reclassification adjustment is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized. If the value of a previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in OCI and the previously recorded impairment losses are not subject to reversal through the consolidated statement of income.

K)	Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form.The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

BARRICK YEAR END 2012	83	NOTES TO FINANCIAL STATEMENTS

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of mine site overhead costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile.

We record provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

L)	Production Stage

We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or E&E expenditures that meet the criteria for capitalization.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in life of mine (“LOM”) ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

M)	Property, Plant and Equipment

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	5 - 35 years
Underground mobile equipment	5 - 7 years
Light vehicles and other mobile equipment	2 - 3 years
Furniture, computer and office equipment	2 - 3 years

BARRICK YEAR END 2012	84	NOTES TO FINANCIAL STATEMENTS

Leasing Arrangements

We enter into leasing arrangements and arrangements that are in substance leasing arrangements. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated, once the asset becomes available for use, over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statement of income on a straight-line basis over the lease term.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest.

i) Acquired Mining Properties

On acquisition of a mining property we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation, until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction.

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in total accessible proven and probable reserves and the portion of resources that is considered probable of economic extraction.

iii) Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs are expected to provide a future economic benefit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (i) improves access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the

BARRICK YEAR END 2012	85	NOTES TO FINANCIAL STATEMENTS

productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in the associated open pit in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan. Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived.

iv) Oil and Gas Properties

On acquiring an oil and gas property, we estimate the fair value of reserves and resources and we record this amount as an asset at the date of acquisition, which is subject to depreciation, on a UOP basis over proved reserves, when the asset is available for its intended use.

Construction-in-Progress

Assets under construction at operating mines are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is virtually certain and the amount receivable is fixed or determinable. For business interruption the amount is only recognized when it is virtually certain as supported by receipt of notification of a minimum or proposed settlement amount from the insurance adjuster.

N)	Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested annually for impairment at the beginning of the fourth quarter for the gold and capital projects segments and at the end of the fourth quarter for the copper and Barrick Energy segments. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time. At the date of acquisition, goodwill is assigned to the cash generating unit (“CGU”) or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”).

The recoverable amount of an operating segment is the higher of Value in Use (“VIU”) and Fair Value Less Costs to Sell (“FVLCS”). A goodwill impairment is recognized for any excess of the carrying amount of the segment over its recoverable amount. Goodwill impairment charges are not reversible.

O)	Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

BARRICK YEAR END 2012	86	NOTES TO FINANCIAL STATEMENTS

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

P)	Impairment of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with definite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of CGUs, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For operating mines, projects and oil and gas properties, the individual mine/project/property represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of VIU and FVLCS. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal

Impairment losses for PP&E and intangible assets are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in the consolidated statement of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCS.

Q)	Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

R)	Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and the intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statement of income. Amounts accumulated in equity are transferred to the consolidated statement of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statement of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statement of income.

BARRICK YEAR END 2012	87	NOTES TO FINANCIAL STATEMENTS

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statement of income.

S)	Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

T)	Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to note 24 for further information.

U)	Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/rehabilitation;

demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause

BARRICK YEAR END 2012	88	NOTES TO FINANCIAL STATEMENTS

expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statement of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

V)	Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

W)	Stock-Based Compensation

Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”)) and cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”)) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value using the Lattice model with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e. cost of sales, RBU costs, corporate administration) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares at the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore, multiple vesting periods must

BARRICK YEAR END 2012	89	NOTES TO FINANCIAL STATEMENTS

be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of two and a half years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and other expenses. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Performance Restricted Share Units

Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. The amount of PRSUs that vest is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The value of a PRSU reflects the value of a Barrick common share adjusted for its relative performance against certain competitors. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Employee Share Purchase Plan

Under our ESPP plan, Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.

Both Barrick and the employee make the contributions on a bi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest one year from contribution date. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense equal to its bi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to vesting, any accrual for contributions by Barrick during the year related to that employee is reversed.

BARRICK YEAR END 2012	90	NOTES TO FINANCIAL STATEMENTS

X)	Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employees’ annual salary and bonus. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the accrued benefit obligations change during the year. We record actuarial gains and losses in other comprehensive income and retained earnings.

Our valuations are carried out using the projected unit credit method and the expected rate of return on pension plan assets is determined as management’s best estimate of the long-term return on major asset classes. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The expected rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. We use long-term historical returns on equities and fixed-income investments, reflecting the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run, in estimating the long-term rate of return for plan assets. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

Y)	New Accounting Standards

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the applicability of early adoption.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate

BARRICK YEAR END 2012	91	NOTES TO FINANCIAL STATEMENTS

Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present. IFRS 10 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties to the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates and the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 will be applied starting January 1, 2013. We have completed our assessment and note that additional disclosures will be required in our 2013 annual consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 13 on our consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 will be applied starting January 1, 2013. We will amend our accounting policy on production phase stripping costs to require our open pit mines to consider components of the pit in their assessment of whether or not a future benefit has been created by the mining activities in the period.We expect that this will lead to an increase in the amount of stripping costs that are capitalized over the life of an open pit mine. Based on our analysis, we expect that our restated 2012 financial statements will show an increase in PP&E, a decrease in inventory and an increase in net income. The quantum of these changes is currently under review in preparation of our first quarter 2013 reporting.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources, form the basis for our life of mine LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

BARRICK YEAR END 2012	92	NOTES TO FINANCIAL STATEMENTS

Impairment of Goodwill and Non-Current Assets

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and annually at the beginning of the fourth quarter for our gold and capital projects segments, and at the end of the fourth quarter for our copper and Barrick Energy segments. Calculating the estimated fair values of cash generating units for non-current asset impairment tests and groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Management is also required to make a judgment with respect to which CGUs should be grouped together for goodwill testing purposes, including the assessment of operating segments, the highest level at which goodwill can be tested. Refer to note 2(n), note 2(p) and note 19 for further information.

Capitalization of Exploration and Evaluation Costs

Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management’s criteria for assessing the economic recoverability of these costs is disclosed in note 2(g).

Production Stage of a Mine

The determination of the date on which a mine enters the production stage is a significant judgment since capitalization of certain costs ceases upon entering production. As a mine is constructed, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgment in its determination. Refer to note 2(l) for further information on the criteria used to make this assessment.

Purchase Price Allocations

In a business combination, we are required to fair value each identifiable asset and liability as at the acquisition date. This requires management to make judgments and estimates, as of the acquisition date, to determine the fair value, including the amount of mineral reserves and resources acquired, future metal prices, future operating costs and capital expenditure requirements and discount rates. Any excess of acquisition cost over the fair value of the identifiable net assets is recognized as goodwill. Provisional and final fair value allocations recorded as a result of business combinations are discussed further in note 4.

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to note 2(u) for further information.

Income Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets recorded on our balance sheet could be impacted. Refer to note 2(i), note 10 and note 28 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements.

BARRICK YEAR END 2012	93	NOTES TO FINANCIAL STATEMENTS

Other Notes to the Financial Statements

Note
Acquisitions and divestitures	4
Segment information	5
Revenue	6
Cost of sales	7
Exploration and evaluation	8
Other charges	9
Income tax expense	10
Earnings (loss) per share	11
Finance cost	12
Cash flow - other items	13
Investments	14
Inventories	15
Accounts receivable and other current assets	16
Property, plant and equipment	17
Goodwill and other intangible assets	18
Impairment of goodwill and non-current assets	19
Other assets	20
Accounts payable	21
Other current liabilities	22
Financial instruments	23
Fair value measurements	24
Provisions and environmental rehabilitation	25
Financial risk management	26
Other non-current liabilities	27
Deferred income taxes	28
Capital stock	29
Non-controlling interests	30
Remuneration of key management personnel	31
Stock-based compensation	32
Post-retirement benefits	33
Contingencies	34

4 > ACQUISITIONS AND DIVESTITURES

For the years ended December 31	2012	2011
Cash paid on acquisition[1]
Equinox	$-	$7,482
Oil and gas acquisitions	-	278
Other[2]	37	-
	$37	$7,760
Less: cash acquired	-	(83)
	$37	$7,677
Cash proceeds on divestiture[1]
Highland Gold	$122	$-
Sedibelo	-	44
Pinson	-	15
	$122	$59

[1]	All amounts represent gross cash paid on acquisition or received on divestiture.
[2]	Represents ABG’s acquisition of Aviva Corporation as well as an asset acquisition by our North American Regional Business Unit.

A)	Disposition of our 20% interest in Highland Gold

On April 26, 2012, we completed the sale of our 20.4% investment in Highland Gold for net proceeds of $122 million. As a result of the sale of this holding, we recognized an impairment loss of $86 million representing the difference between the net proceeds and our carrying value.

B)	Acquisition of Equinox Minerals Limited

On June 1, 2011, we acquired 83% of the voting shares of Equinox Minerals Limited (“Equinox”), thus obtaining control. Throughout June we obtained a further 13% of the voting shares and obtained the final 4% on July 19, 2011. Cash consideration paid in second quarter 2011 was $7,213 million, with a further $269 million paid in third quarter 2011, for total cash consideration of $7,482 million. We have determined that this transaction represented a business combination with Barrick identified as the acquirer. We began consolidating the operating results, cash flows and net assets of Equinox from June 1, 2011.

Equinox was a publicly traded mining company that owned the Lumwana copper mine in Zambia and the Jabal Sayid copper project in Saudi Arabia. These operations form part of Barrick’s copper business unit which was established in fourth quarter 2011.

The tables below present the purchase price and our final allocation of the purchase price to the assets and liabilities acquired. This allocation was finalized in fourth quarter 2011 to reflect the final determination of the assigned values of the assets and liabilities acquired. The significant adjustments were to increase property plant, and

BARRICK YEAR END 2012	94	NOTES TO FINANCIAL STATEMENTS

equipment by $819 million and deferred income taxes by $769 million, with a corresponding net increase to goodwill of $79 million. There were no adjustments made to the consolidated statement of income after applying these adjustments retroactively to the acquisition date.

Purchase Cost
Cash paid to Equinox shareholders in June 2011	$ 6,957
Cash paid to Equinox shareholders in July 2011	269

Fair value of Equinox shares previously acquired	131
Payouts to Equinox employees on change of control	125
Total acquisition cost	$ 7,482

Cash acquired with Equinox	(83)
Net cash consideration	$ 7,399

The purchase cost was funded from our existing cash balances and from proceeds from the issuance of long-term debt of $6.5 billion.

Summary of Final Purchase Price Allocation

Fair Value at Acquisition
Assets
Current assets	$ 366
Buildings, plant and equipment	1,526
Lumwana depreciable mining interest	1,792
Lumwana non-depreciable mining interest	2,258
Jabal Sayid non-depreciable mining interest	902
Intangible assets	66
Goodwill	3,506
Total assets	$ 10,416

Liabilities
Current liabilities	$ 359
Deferred income tax liabilities	2,108
Provisions	59
Debt	408
Total liabilities	$ 2,934
Net assets	$ 7,482

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. We primarily used a static discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests, and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of projected future revenues, expected conversions of resources to reserves, and expected future production costs and capital expenditures based on the life of mine plan as at the acquisition date. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

Goodwill arose on this acquisition principally because of the following factors: (1) the scarcity of large, long-life copper deposits; (2) the ability to capture financing, tax and operational synergies by managing these properties within a copper business unit in Barrick; (3) the potential to expand production through operational improvements and increases to reserves through exploration at the Lumwana property, which is located in one of the most prospective copper regions in the world; and (4) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

C)	Oil and Gas Acquisitions

In 2011, our oil and gas subsidiary Barrick Energy completed three acquisitions. On January 14, 2011, Barrick Energy acquired a 50% interest in the Valhalla North property from Penn West (“Valhalla North”), for approximately $25 million. On June 30, 2011, Barrick Energy acquired all of the outstanding shares of Venturion Natural Resources Limited (“Venturion”), a privately held corporation, for approximately $185 million. On July 28, 2011, Barrick Energy acquired all of the outstanding shares of Culane Energy Corporation (“Culane”) for approximately $68 million. These acquisitions were made to acquire additional producing assets, proved and probable reserves, as well as facilities to allow us to grow and expand our energy business. We have determined that these transactions represent business combinations, with Barrick Energy identified as the acquirer. The tables below present the combined purchase cost and the final purchase price allocation for these transactions. We have recorded goodwill on these transactions as a result of the potential to increase current reserves through enhanced oil recoveries and the recognition of a deferred tax liability for the difference between the carrying values and the tax bases of assets acquired and liabilities assumed. The goodwill is not deductible for tax purposes. Barrick Energy began consolidating the operating results, cash flows, and net assets of Valhalla North, Venturion and Culane from January 14, 2011, June 30, 2011 and July 28, 2011, respectively.

BARRICK YEAR END 2012	95	NOTES TO FINANCIAL STATEMENTS

Total Costs to Allocate
Purchase cost	$ 278

Final Allocation of Fair Values to Valhalla North, Venturion and Culane Net Assets
Current assets	$ 8
Property, plant and equipment	342
Goodwill	26
Total assets	$ 376
Current liabilities	$ 4
Provisions	13
Bank debt	44
Deferred income tax liabilities	37
Total liabilities	$ 98
Net assets acquired	$ 278

5 > SEGMENT INFORMATION

Barrick’s business is organized into seven primary operating segments: four regional gold businesses, a global copper business unit, an oil and gas business, and a capital projects group. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions at an operating segment level. Therefore, these business units are operating segments for financial reporting purposes. In fourth quarter 2011, Barrick established the global copper business unit in order to maximize the value of the Company’s copper and other non-gold mining assets following the acquisition of Equinox in June 2011. This unit is responsible for providing strategic direction and oversight of the copper business and ensuring that the Company realizes the business and operational synergies arising from the acquisition.

Segment performance is evaluated based on a number of measures including segment income before income tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information
		Cost of Sales
For the year ended December 31, 2012	Revenue	Direct Mining & Royalties	Depreciation	Exploration & Evaluation	Operating Segment Administration	Other Expenses[1]	Segment Income (Loss	)
Gold
North America	$ 5,722	$ 1,742	$ 593	$ 46	$ 61	$ 30	$ 3,250
South America	2,668	793	295	15	31	70	1,464
Australia Pacific	3,233	1,649	315	53	49	46	1,121
ABG	1,081	637	162	29	51	38	164

Copper[2]	1,690	1,048	231	14	9	58	330
Capital Projects[3]	-	-	3	27	9	80	(119)
Barrick Energy	153	63	102	-	12	13	(37)
	$ 14,547	$ 5,932	$ 1,701	$ 184	$ 222	$ 335	$ 6,173

BARRICK YEAR END 2012	96	NOTES TO FINANCIAL STATEMENTS

Consolidated Statements of Income Information
		Cost of Sales
For the year ended December 31, 2011	Revenue	Direct Mining & Royalties	Depreciation	Exploration & Evaluation	Operating Segment Administration	Other Expenses	[1]	Segment Income (Loss	)
Gold
North America	$ 5,263	$ 1,453	$ 471	$ 35	$ 45	$ 102		$ 3,157
South America	2,864	698	207	7	30	16		1,906
Australia Pacific	3,073	1,304	307	51	42	-		1,369
ABG	1,210	562	138	30	48	35		397

Copper[2]	1,649	745	170	12	22	45		655
Capital Projects[3]	-	-	8	40	2	111		(161)
Barrick Energy	177	59	97	-	12	58		(49)
	$ 14,236	$ 4,821	$ 1,398	$ 175	$ 201	$ 367		$ 7,274

[1]

Other expenses include accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2012, accretion expense was $54 million (2011: $52 million).

[2]	The Copper segment includes exploration and evaluation expense and losses from equity investees that hold copper projects.
[3]

The Capital Projects segment relates to our interests in our significant gold projects under construction. Segment loss for the Capital Projects segment includes exploration and evaluation expense and losses from equity investees that hold capital projects.

Reconciliation of Segment Income to Income (Loss) from Continuing Operations Before Income Taxes
For the years ended December 31	2012	2011
Segment income	$ 6,173	$ 7,274
Depreciation of corporate assets	(21)	(21)
Exploration not managed by segments	(211)	(145)
Evaluation not managed by segments	(47)	(40)
Corporate administration	(195)	(166)
Other (expenses) income	(61)	49
Impairment charges	(6,470)	(96)
Finance income	11	13
Finance costs (excludes accretion)	(123)	(147)
Gain on non-hedge derivatives	31	81
Gain from equity investees not attributable to segments	-	22
Income (loss) before income taxes	$ (913)	$ 6,824

BARRICK YEAR END 2012	97	NOTES TO FINANCIAL STATEMENTS

Geographic Information
	Non-current assets[1]		Revenue[2]
	As at Dec. 31, 2012	As at Dec. 31, 2011	2012	2011
United States	$ 6,380	$ 5,675	$ 5,373	$ 4,914
Zambia	973	5,153	567	475
Chile	6,029	5,111	1,124	1,148
Dominican Republic	4,797	3,638	-	-
Argentina	4,391	2,893	1,230	1,397
Tanzania	2,314	2,099	1,081	1,210
Canada	1,289	1,405	502	525
Saudi Arabia	1,550	1,611	-	-
Australia	1,643	1,485	2,520	2,330
Papua New Guinea	1,176	1,017	713	769
Peru	767	602	1,437	1,468
Other	-	121	-	-
Unallocated[1]	10,110	11,529	-	-
Total	$ 41,419	$ 42,339	$ 14,547	$ 14,236

[1]	Unallocated assets include goodwill, deferred tax assets and certain financial assets.
[2]	Presented based on the location from which the product originated.

Asset Information[1]
	Total Assets		Segment Capital Expenditures[2]
	As at Dec. 31, 2012	As at Dec. 31, 2011	For the year ended Dec. 31, 2012	For the year ended Dec. 31, 2011
Gold
North America	$ 8,927	$ 8,200	$ 1,379	$ 1,056
South America	3,074	2,925	362	491
Australia Pacific	4,317	3,982	527	465
ABG	2,469	2,258	317	309
Copper	7,206	12,398	740	433
Capital Projects[3]	13,135	9,484	2,974	2,563
Barrick Energy	955	1,104	128	163
Segment total	$ 40,083	$ 40,351	$ 6,427	$ 5,480
Cash and equivalents	2,093	2,745	-	-
Other current assets	3,770	3,800	-	-
Equity in investees	-	209	-	-
Other investments	78	161	-	-
Intangible assets	453	569	-	-
Deferred income tax assets	443	409	-	-
Other items not allocated to segments	362	640	34	27
Total	$ 47,282	$ 48,884	$ 6,461	$ 5,507

[1]	Liabilities are not managed on a segment basis and have therefore been excluded from segment disclosures.
[2]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. In 2012, cash expenditures were $6,369 million (2011: $4,973 million) and the increase in accrued expenditures was $92 million (2011: $534 million).

[3]	The carrying amount of the long-lived assets in the Capital Projects segment is transferred to the relevant operating segment on commissioning of the mine.

BARRICK YEAR END 2012	98	NOTES TO FINANCIAL STATEMENTS

6 > REVENUE
For the years ended December 31	2012	2011
Gold bullion sales[1]
Spot market sales	$ 12,241	$ 11,819
Concentrate sales[2]	323	436
	$ 12,564	$ 12,255
Copper sales[1]
Copper cathode sales	$ 1,123	$ 1,141
Concentrate sales[2]	566	505
	$ 1,689	$ 1,646
Oil and gas sales	$153	$177
Other metal sales[3]	$141	$158
Total	$ 14,547	$ 14,236

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 23d).
[2]

Concentrate revenues are presented net of treatment charges and refinement charges incurred on the sale of concentrates. For the year ended December 31, 2012, treatment charges and refinement charges for gold were $6 million (2011: $8 million) and for copper were $95 million (2011: $68 million).

[3]	Revenues include the sale of by-products for our gold and copper mines.

Principal Products

All of our gold mining operations produce gold in doré form, except Bulyanhulu and Buzwagi which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper.

Revenue

Revenue is presented net of direct sales taxes of $65 million (2011: $50 million). Incidental revenues from the sale of by-products, primarily copper and silver, are classified within other metal sales.

In 2012, we reclassified treatment and refinement charges incurred on the sale of concentrates from cost of sales and began recording them as an offset against revenue. This change does not have any impact on our net income or net assets. We have restated our prior period results to conform to the current presentation.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2012 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing		Impact on net income before taxation of 10% movement in market price US$M
As at December 31	2012	2011	2012	2011
Copper pounds (millions)	64	63	$ 23	$ 22
Gold ounces (000s)	28	29	5	5

For the year ended December 31, 2012, our provisionally priced copper sales included provisional pricing gains of $10 million (2011: $63 million loss) and our provisionally priced gold sales included provisional pricing gains of $3 million (2011: $9 million gain).

At December 31, 2012, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $3.59/lb (2011: $3.45/lb) and $1,688 /oz (2011: $1,653/oz), respectively. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 > COST OF SALES
For the years ended December 31	2012	2011
Direct mining cost[1,2]	$ 5,558	$ 4,486
Depreciation	1,722	1,419
Royalty expense	374	335
Total	$ 7,654	$ 6,240

[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $74 for the year ended December 31, 2012 (2011: nil).
[2]	Direct mining cost includes the costs of extracting by-products.

BARRICK YEAR END 2012	99	NOTES TO FINANCIAL STATEMENTS

Cost of Sales

Cost of sales consists of direct mining costs (which include personnel costs, certain general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third-party smelting and transport fees), and depreciation related to sales and royalty expenses. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold and royalty expense for the period. Costs also include any impairment to reduce inventory to its net realizable value.

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

➢	Net profits interest (NPI) royalty,
➢	Modified net smelter return (NSR) royalty,
➢	Net smelter return sliding scale (NSRSS) royalty,
➢	Gross proceeds sliding scale (GPSS) royalty,
➢	Gross smelter return (GSR) royalty,
➢	Net value (NV) royalty,
➢	Land tenement (LT) royalty, and a
➢	Gold revenue royalty.

Royalty expense is recorded on completion of the production process.

Royalties applicable to our oil and gas properties include:

➢	Crown royalties,
➢	Net profits interest (NPI) royalty,
➢	Overriding royalty (ORR), and a
➢	Freehold royalty (FH).

Producing mines and capital projects	Type of royalty
North America
Goldstrike	0%-5% NSR, 0%-6% NPI
Williams	1.5% NSR, 0.75%-1% NV
David Bell	3%-3.5% NSR
Hemlo - Interlake property	50% NPI, 3% NSR
Round Mountain	3.53%-6.35% NSRSS
Bald Mountain	3.5%-7% NSRSS, 2.9%-4% NSR, 10% NPI
Ruby Hill	3% modified NSR
Cortez	1.5% GSR
Cortez - Pipeline/South Pipeline deposit	0.4%-9% GSR
Cortez - portion of Pipeline/ South Pipeline deposit	5% NV
South America
Veladero	3.75% gross proceeds
Lagunas Norte	2.51% NSR
Australia Pacific
Porgera	2% NSR, 0.25% other
Western Australia production[1]	2.5% of gold revenue
Cowal	4% of net gold revenue
African Barrick Gold
Bulyanhulu	4% NSR[2]
Tulawaka	4% NSR[2]
North Mara - Nyabirama and Nyabigena pit	4% NSR[2], 1% LT
North Mara - Gokona pit	4% NSR[2], 1.1% LT
Buzwagi	4% NSR, 30% NPI[2,3]
Capital Projects
Donlin Gold Project	1.5% NSR (first 5 years), 4.5% NSR (thereafter), 8.0% NPI[4]
Pascua-Lama Project - Chile gold production	1.4%-9.6% GPSS
Pascua-Lama Project - Chile copper production	1.9% NSR
Pascua-Lama Project - Argentina production	3% modified NSR
Pueblo Viejo	3.2% NSR (for gold & silver),
28.75% NPI[4]
Cerro Casale	3% NSR (capped at $3 million cumulative)
Copper
Lumwana	6% GSR[5]
Kabanga	4% NSR
Other
Barrick Energy	0.23% NPI, 3.06% FH&ORR,
19.61% Crown Royalty

[1]	Includes the Kalgoorlie, Kanowna, Granny Smith, Plutonic, Darlot and Lawlers mines.
[2]	The NSR increased from 3% to 4% effective April 2012.
[3]

The NPI is calculated as a percentage of profits realized from the Buzwagi mine after all capital, exploration, and development costs and interest incurred in relation to the Buzwagi mine have been recouped and all operating costs relating to the Buzwagi mine have been paid. No amount is currently payable.

[4]	The NPI is calculated as a percentage of profits realized from the mine until all funds invested to date with interest at an agreed upon rate are recovered. No amount is currently payable.
[5]	The GSR increased from 3% to 6% effective April 2012.

BARRICK YEAR END 2012	100	NOTES TO FINANCIAL STATEMENTS

8 > EXPLORATION AND EVALUATION
For the years ended December 31	2012	2011
Exploration:
Minesite exploration	$ 82	$ 72
Global programs	211	145
	$ 293	$ 217
Evaluation costs	136	129
Exploration and evaluation expense[1]	$ 429	$ 346

[1]	Approximates the impact on operating cash flow.

9 > OTHER CHARGES
A Other Expense
For the years ended December 31	2012	2011
Operating segment administration[1]	$ 222	$ 201
Corporate social responsibility	83	55
Changes in estimate of rehabilitation costs at closed mines	39	79
World Gold Council fees	14	9
Currency translation losses[2]	73	22
Pension and other post-retirement benefit expense (note 33)	-	4
Severance and other restructuring costs	19	6
Equinox acquisition costs	-	39
Other expensed items	183	161
Total	$ 633	$ 576

[1]	Relates to general and administrative costs incurred at business unit offices.
[2]	Amounts attributable to currency translation losses on working capital balances.

B Impairment Charges
For the years ended December 31	2012	2011
Impairment of long-lived assets[1]	$ 5,251	$ 138
Impairment of other intangibles[1]	169	-
Impairment of other investments[1]	206	-
	$5,626	$138
Impairment of goodwill[1]	798	-
Impairment of available-for-sale investments	46	97
Total	$ 6,470	$ 235

[1]	Refer to note 19 for further details.

C Other Income
For the years ended December 31	2012	2011
Gain on sale of long-lived assets/investments[1]	$18	$229
Pension and other post-retirement benefit gain (note 33)	19	-
Royalty income	3	3
Other	29	16
Total	$ 69	$ 248

[1]	2011 amounts include the sale of our interest in Sedibelo ($66 million), Fronteer Gold ($46 million), Fenn Gibb ($34 million), Metminco ($32 million) and Pinson ($28 million).

10 > INCOME TAX EXPENSE
For the years ended December 31	2012	2011
Tax on profit
Current tax
Charge for the year	$ 1,422	$ 1,861
Adjustment in respect of prior years	(67)	24
	$1,355	$1,885
Deferred tax
Origination and reversal of temporary differences in the current year	$ (1,679)	$ 405
Adjustment in respect of prior years	88	(3)
	$ (1,591)	$ 402
Income tax expense (recovery)	$ (236)	$ 2,287
Tax expense related to continuing operations
Current
Canada	$10	$23
International	1,404	1,736
	$ 1,414	$ 1,759
Deferred
Canada	$ (38)	$ (15)
International	(1,575)	453
	$ (1,613)	$ 438
Income tax expense (recovery) before elements below:	$ (199)	$ 2,197
Net currency translation losses (gains) on deferred tax balances	46	(32)
Impact of tax rate changes	(22)	-
Amendment in Australia	(58)	-
Foreign Income Tax Assessment	(19)	-
Impact of functional currency changes	16	(4)
Dividend withholding tax	-	87
Impact of Peruvian Tax Court decision	-	39
Income tax expense (recovery)	$ (236)	$ 2,287

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities with a carrying amount of approximately $300 million. In 2012, tax expense of $46 million primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. In 2011 the appreciation of the Papua New Guinea kina against the US dollar, and the weakening of the Argentinean peso against the US dollar resulted in net translation gains totaling $32 million. These losses and gains are included within deferred tax expense/recovery.

BARRICK YEAR END 2012	101	NOTES TO FINANCIAL STATEMENTS

Tax Rate Changes

In second quarter 2012, a tax rate change was enacted in the province of Ontario, Canada, resulting in a deferred tax recovery of $11 million.

In third quarter 2012, a tax rate change was enacted in Chile, resulting in a current tax expense of $4 million and deferred tax recovery of $15 million.

Amendment in Australia

In fourth quarter 2012, amendments were made to prior year tax returns for one of our Australian consolidated tax groups, based on updated tax pool amounts from the time of the consolidation election. These amendments resulted in a current tax recovery of $44 million and a deferred tax recovery of $14 million.

Foreign Income Tax Assessment

In second quarter 2012, a foreign income tax assessment was received which resulted in a current tax recovery of $19 million.

Functional Currency Changes

In fourth quarter 2012, we received approval to prepare certain of our Papua New Guinea tax returns using US dollar functional currency effective January 1, 2012. This approval resulted in a one-time deferred tax expense of $16 million. Going forward, the material Papua New Guinea tax return will now be filed using a US dollar functional currency.

In 2011, we filed an election in Australia to prepare certain of our Australian tax returns using US dollar functional currency effective January 1, 2011. This election resulted in a one-time deferred tax benefit of $4 million. Going forward, all material Australian tax returns will now be filed using a US dollar functional currency.

Dividend Withholding Tax

In 2011, we recorded an $87 million dollar dividend withholding current tax expense in respect of funds repatriated from foreign subsidiaries.

Peruvian Tax Court Decision

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life of mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, in an audit concluded in 2005, The Tax Administration in Peru (SUNAT) has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. We filed an appeal to the Tax Court of Peru within the statutory period.

The Tax Court decision was rendered on August 15, 2011. The Tax Court ruled in our favor on substantially all material issues. However, based on the Tax Court decision, the timing of certain deductions would differ from the position taken on filing. As a result, we would incur interest and penalties in some years and earn refund interest income in other years. SUNAT initially assessed us $100 million for this matter. However, after appeal, on February 27, 2012 an agreed amount of $52 million was paid in respect of the 2001 and 2003 taxation years. In addition, we have claimed or will claim tax refunds for the 2006 to 2009 taxation years. Reflecting what we believe is the probable amount, we recorded a current tax expense of $39 million in 2011 in respect of this matter.

On November 15, 2011, we appealed the Tax Court decision to the Judicial Court with respect to the timing of certain deductions for the Pierina mining concession. SUNAT also appealed the Tax Court decision to the Judicial Court.

BARRICK YEAR END 2012	102	NOTES TO FINANCIAL STATEMENTS

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2012	2011
At 26.5% (2011: 28%) statutory rate	$(242)	$1,911
Increase (decrease) due to:
Allowances and special tax deductions[1]	(272)	(243)
Impact of foreign tax rates[2]	(505)	270
Expenses not tax deductible	47	22
Impairment charges not tax deductible	456	-
Net currency translation losses/(gains) on deferred tax balances	46	(32)
Current year tax losses not recognized in deferred tax assets	72	17
Adjustments in respect of prior years	21	21
Impact of tax rate changes	(22)	-
Amendment in Australia	(58)	-
Foreign tax assessment	(19)	-
Impact of Peruvian Tax Court decision	-	39
Impact of functional currency changes	16	(4)
Dividend withholding tax	-	87
Other withholding taxes	43	31
Mining taxes	175	167
Other items	6	1
Income tax expense (recovery)	$(236)	$2,287

[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Amounts in 2012 included the impact of impairments in a high tax jurisdiction.

11 > EARNINGS PER SHARE
For the years ended December 31 ($ millions, except shares in millions and per share amounts	2012		2011
in dollars)	Basic	Diluted	Basic	Diluted
Net income (loss)	$ (677)	$ (677)	$ 4,537	$ 4,537
Net (income) loss attributable to non-controlling interests	12	12	(53)	(53)
Net (loss) income attributable to equity holders of Barrick Gold Corporation	$ (665)	$ (665)	$ 4,484	$ 4,484
Weighted average shares outstanding	1,001	1,001	999	999
Stock options	-	-	-	2
	1,001	1,001	999	1,001
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation	$ (0.66)	$ (0.66)	$ 4.49	$ 4.48

12 > FINANCE COST
For the years ended December 31	2012	2011
Interest	$ 680	$ 541
Amortization of debt issue costs	14	17
Amortization of discount and other	(4)	(3)
Interest capitalized[1]	(567)	(408)
Accretion	54	52
Total	$ 177	$ 199

[1]

Interest has been capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. For the year ended December 31, 2012, the general capitalization rate was 5.30% (2011: 5.43%).

BARRICK YEAR END 2012	103	NOTES TO FINANCIAL STATEMENTS

13 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows - Other Items
For the years ended December 31	2012	2011
Adjustments for non-cash income statement items:
Currency translation losses (note 9a)	$ 73	$ 22
RSU expense	29	30
Stock option expense	16	15
Income (loss) from investment in jointly controlled entities/equity investees (note 14)	13	(8)
Change in estimate of rehabilitation provisions at closed mines	39	79
Inventory impairment charges (reversals) (note 15)	74	-
Accretion	54	52
Cash flow arising from changes in:
Derivative assets and liabilities	(51)	(78)
Other current assets	17	(32)
Value added tax recoverable	(22)	(68)
Accounts receivable	(23)	49
Other current liabilities	(14)	(81)
Prepaid assets	(115)	(35)
Accounts payable and accrued liabilities	105	(64)
Other assets and liabilities	(280)	(24)
Contingent consideration related to the acquisition of the additional 40% of the Cortez property	(50)	-
Settlement of rehabilitation obligations	(51)	(44)
Other net operating activities	$ (186)	$ (187)
Operating cash flow includes payments for:
Cash interest paid	$ 118	$ 137

B Investing Cash Flows – Other Items
For the years ended December 31	2012	2011
Funding of investments in jointly controlled entities/equity investees (note 14)	$ (37)	$ (36)
Value added tax recoverable on project capital expenditures	(252)	(147)
Other	(12)	(50)
Other net investing activities	$ (301)	$ (233)
Investing cash flow includes payments for:
Capitalized interest (note 23)	$ 547	$ 382

C Financing Cash Flows – Other Items
For the years ended December 31	2012	2011
Financing fees on long-term debt	$ (22)	$ (59)
Derivative settlements	(3)	(7)
Other net financing activities	$ (25)	$ (66)

BARRICK YEAR END 2012	104	NOTES TO FINANCIAL STATEMENTS

14 > INVESTMENTS

A Equity Accounting Method Investment Continuity
	Highland Gold[1]	Reko Diq[2]	Donlin Gold	Kabanga	Total
At January 1, 2011	$ 192	$ 124	$ 79	$ 1	$ 396
Equity pick-up (loss) from equity investees	22	(12)	(2)	-	8
Funds invested (dividends received)	(5)	9	22	10	36
At December 31, 2011	$ 209	$ 121	$ 99	$ 11	$ 440
Loss from equity investees	-	(11)	(1)	(1)	(13)
Funds invested	-	10	17	10	37
Impairment charges	-	(120)	-	-	(120)
Transfer to other investments	(209)	-	-	-	(209)
At December 31, 2012	$ -	$ -	$ 115	$ 20	$ 135
Publicly traded	Yes	No	No	No

[1]	Refer to note 4a and 19 for further details.
[2]	Refer to note 19 and 34 for further details.

B Other Investments
	As at Dec. 31, 2012		As at Dec. 31, 2011
	Fair Value[1]	Cumulative Gains in AOCI	Fair Value[1]	Cumulative Gains in AOCI
Available-for-sale securities	$ 78	$ 22	$ 161	$ 25

[1]	Refer to note 24 for further information on the measurement of fair value.

Gains on Investments Recorded in Earnings
For the years ended December 31	2012	2011
Gains realized on sales	$ 6	$ 55
Cash proceeds from sales	46	80

15 > INVENTORIES
	Gold		Copper
	As at Dec. 31, 2012	As at Dec. 31, 2011	As at Dec. 31, 2012	As at Dec. 31, 2011
Raw materials
Ore in stockpiles	$ 1,888	$ 1,401	$ 272	$ 189
Ore on leach pads	303	335	325	247
Mine operating supplies	956	757	140	128
Work in process	345	371	6	6
Finished products
Gold doré	114	111	-	-
Copper cathode	-	-	11	14
Copper concentrate	-	-	22	89
Gold concentrate	5	3	-	-
	$ 3,611	$ 2,978	$ 776	$ 673
Non-current ore in stockpiles[1]	(1,451)	(980)	(241)	(173)
	$ 2,160	$ 1,998	$ 535	$ 500

[1]	Ore that we do not expect to process in the next 12 months is classified within other assets.

For the years ended December 31	2012	2011
Inventory impairment charges[1]	$ 74	$ 1
Inventory impairment charges reversed	-	(1)

[1]	Reflects impairment of inventory at our Lumwana mine.

BARRICK YEAR END 2012	105	NOTES TO FINANCIAL STATEMENTS

Ore on leach pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain, Ruby Hill and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is regularly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2012, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $820 per ounce and $1.07 per pound, respectively (2011: $653 per ounce of gold and $1.03 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2013 to 2032 and for copper ranging from 2013 to 2028. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles

	As at Dec. 31, 2012	As at Dec. 31, 2011
Gold
Goldstrike	$ 684	$ 525
Porgera	260	149
Cortez	221	192
Pueblo Viejo	201	55
Cowal	115	90
Kalgoorlie	100	99
Buzwagi	86	59
North Mara	53	75
Round Mountain	40	47
Veladero	36	30
Lagunas Norte	24	22
Turquoise Ridge	15	15
Other	53	43
Copper
Zaldívar	152	175
Lumwana	67	14
Jabal Sayid	53	-
	$ 2,160	$ 1,590
Ore on Leachpads
	As at Dec. 31, 2012	As at Dec. 31, 2011
Gold
Veladero	$ 123	$ 128
Bald Mountain	75	61
Marigold	27	22
Ruby Hill	19	9
Cortez	17	12
Round Mountain	16	17
Pierina	16	71
Lagunas Norte	10	15
Copper
Zaldívar	325	247
	$ 628	$ 582

BARRICK YEAR END 2012	106	NOTES TO FINANCIAL STATEMENTS

Purchase Commitments

At December 31, 2012, we had purchase obligations for supplies and consumables of approximately $1,859 million (2011: $1,748 million).

16 > ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	As at Dec. 31, 2012	As at Dec. 31, 2011
Accounts receivable
Amounts due from concentrate sales	$ 139	$ 99
Amounts due from copper cathode sales	122	107
Other receivables	188	220
	$ 449	$ 426
Other current assets
Derivative assets (note 23f)	$ 124	$ 507
Goods and services taxes recoverable[1]	226	194
Prepaid expenses	239	123
Other	37	52
	$ 626	$ 876

[1]	Includes $141 million and $26 million in VAT and fuel tax receivables in South America and Africa, respectively (2011: $131 million and $22 million).

17 > PROPERTY, PLANT AND EQUIPMENT

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Oil and gas properties	Total
At January 1, 2012
Net of accumulated depreciation	$ 3,681	$ 10,014	$ 14,270	$ 1,014	$ 28,979
Adjustment on currency translation	-	-	-	22	22
Additions	203	956	5,033	137	6,329
Capitalized interest	-	-	558	-	558
Disposals	(15)	-	(12)	(2)	(29)
Depreciation	(731)	(1,030)	-	(101)	(1,862)
Impairment charges	(9)	(2,527)	(2,508)	(207)	(5,251)
Transfers[4]	700	873	(1,602)	-	(29)
At December 31, 2012	$ 3,829	$ 8,286	$ 15,739	$ 863	$ 28,717

At December 31, 2012
Cost	$ 10,371	$ 18,865	$ 18,336	$ 1,416	$ 48,988
Accumulated depreciation and impairments	(6,542)	(10,579)	(2,597)	(553)	(20,271)
Net carrying amount - December 31, 2012	$ 3,829	$ 8,286	$ 15,739	$ 863	$ 28,717

BARRICK YEAR END 2012	107	NOTES TO FINANCIAL STATEMENTS

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Oil and gas properties	Total
At January 1, 2011
Cost	$ 8,825	$ 12,261	$ 7,577	$ 761	$ 29,424
Accumulated depreciation and impairments	(5,441)	(5,992)	-	(101)	(11,534)
Net carrying amount - January 1, 2011	$ 3,384	$ 6,269	$ 7,577	$ 660	$ 17,890
Adjustment on currency translation	-	-	-	(22)	(22)
Additions	180	219	4,874	178	5,451
Capitalized interest	-	-	396	-	396
Disposals	(20)	(4)	-	-	(24)
Acquisitions	-	3,078	3,400	342	6,820
Depreciation	(430)	(869)	-	(95)	(1,394)
Impairment charges	-	-	(89)	(49)	(138)
Transfers[4]	567	1,321	(1,888)	-	-
At December 31, 2011	$ 3,681	$ 10,014	$ 14,270	$ 1,014	$ 28,979
At December 31, 2011
Cost	$ 9,519	$ 17,036	$ 14,359	$ 1,281	$ 42,195
Accumulated depreciation and impairments	(5,838)	(7,022)	(89)	(267)	(13,216)
Net carrying amount - December 31, 2011	$ 3,681	$ 10,014	$ 14,270	$ 1,014	$ 28,979

[1]	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
[2]	Assets not subject to depreciation includes construction-in-progress, capital projects and acquired mineral resources and exploration potential at operating mine sites and development projects.
[3]

Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

[4]

Primarily relates to long-lived assets in the Capital Projects segment that are transferred to the relevant operating segment on commissioning of the mine. The Pueblo Viejo mine entered commercial production subsequent to year-end. As a result, all Mining property costs not subject to depreciation related to Pueblo Viejo ($4.6 billion at December 31, 2012) will be transferred to mining property costs subject to depreciation in early January. This will be reflected in the Q1 2013 financial statements.

A	Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2012	Carrying amount at Dec. 31, 2011
Construction-in-progress[1]	$ 1,590	$ 1,314
Acquired mineral resources and exploration potential	370	2,639
Projects
Pascua-Lama	5,861	3,749
Pueblo Viejo[2]	4,585	3,554
Cerro Casale[2]	1,836	1,732
Jabal Sayid	1,497	1,282
	$ 15,739	$ 14,270

[1]	Represents assets under construction at our operating mine sites.
[2]	Amounts are presented on a 100% basis and include our partner’s non-controlling interest.

Changes in Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves for each mineral property. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, whereby the denominator is estimated recoverable ounces of gold/pounds of copper. The effect of changes in reserve estimates on amortization expense for 2012 was a $51 million decrease (2011: $119 million decrease).

B	Capital Commitments and operating leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $1,800 million at December 31, 2012 (2011: $1,338 million) for construction activities at our capital projects.

Operating leases are recognized as an operating cost in the consolidated statement of income on a straight-line basis over the lease term. At December 31, 2012, we have operating lease commitments totaling $173 million, of which $29 million is expected to be paid within a year, $67 million is expected to be paid within two to five years and the remaining amount to be paid beyond five years.

BARRICK YEAR END 2012	108	NOTES TO FINANCIAL STATEMENTS

18 > GOODWILL AND OTHER INTANGIBLE ASSETS

A Goodwill

At December 31, 2012, goodwill has been assigned to each operating segment as follows:

	Gold
	North America	Australia	South America	ABG	Capital Projects	Copper	Barrick Energy	Total
Opening balance January 1, 2011	$ 2,376	$ 1,480	$ 441	$ 179	$ 809	$ 743	$ 68	$ 6,096
Additions[1]	-	-	-	-	-	3,506	26	3,532
Other[2]	-	-	-	-	-	-	(2)	(2)
Closing balance December 31, 2011	$ 2,376	$ 1,480	$ 441	$ 179	$ 809	$ 4,249	$ 92	$ 9,626
Additions	-	-	-	6	-	-	-	6
Other[2]	-	-	-	-	-	-	3	3
Impairments[3]	-	-	-	-	-	(798)	-	(798)
Closing balance December 31, 2012	$ 2,376	$ 1,480	$ 441	$ 185	$ 809	$ 3,451	$ 95	$ 8,837
Cost	$ 2,376	$ 1,480	$ 441	$ 185	$ 809	$ 4,249	$ 95	$ 9,635
Accumulated impairment losses	-	-	-	-	-	(798)	-	(798)
Net carrying amount	$ 2,376	$ 1,480	$ 441	$ 185	$ 809	$ 3,451	$ 95	$ 8,837

[1]	Represents goodwill acquired as a result of the acquisition of Equinox ($3,506 million) (note 4b) and Venturion and Culane ($26 million) (note 4c).
[2]	Represents the impact of foreign exchange rate changes on the translation of Barrick Energy from C $ to US $.
[3]	Refer to note 19.

B Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total
Opening balance January, 2011	$ 116	$ 17	$ 7	$ 335	$ 475
Additions	-	-	16	78	94
Closing balance December 31, 2011	$ 116	$ 17	$ 23	$ 413	$ 569
Additions	-	-	-	54	54
Amortization and impairment losses	-	-	(1)	(169)	(170)
Closing balance December 31, 2012	$ 116	$ 17	$ 22	$ 298	$ 453
Cost	$ 116	$ 17	$ 39	$ 467	$ 639
Accumulated amortization and impairment losses	-	-	(17)	(169)	(186)
Net carrying amount December 31, 2012	$ 116	$ 17	$ 22	$ 298	$ 453

[1]	Water rights in South America ($116 million) are subject to annual impairment testing and will be amortized through cost of sales when we begin using these in the future.
[2]	The amount will be amortized through cost of sales using the UOP method over the estimated proven and probable reserves of the Pueblo Viejo mine, with no assumed residual value.
[3]	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
[4]

Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences (note 2m(i)).

BARRICK YEAR END 2012	109	NOTES TO FINANCIAL STATEMENTS

19 > IMPAIRMENT OF GOODWILL AND NON-CURRENT ASSETS

A Goodwill impairment test

In accordance with our accounting policy, goodwill was tested for impairment in the fourth quarter, with our gold segments and capital projects segment being tested at the beginning of the quarter, and our copper and Barrick Energy segments at the end of the quarter. When there is an indicator of impairment of non-current assets within an operating segment containing goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment containing the goodwill for impairment. The recoverable amount of each operating segment has been determined based on its FVLCS, which has been determined to be greater than the value in use (VIU) model. For the year ended December 31, 2012, we recorded an impairment of goodwill related to our copper segment of $798 million (2011: nil).

Gold and Capital Projects

FVLCS for each of the gold segments and the capital projects segment was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the segments. The estimates of future cash flows were derived from the most LOM plans, with mine lives ranging from 2 to 34 years and an average mine life of 14 years, aggregated to the segment level, the level at which goodwill is tested. We have used an estimated long-term gold price of $1,700 per ounce (2011: $1,600 per ounce) to estimate future revenues. The future cash flows for each gold mine/capital project were discounted using a real weighted average cost of capital ranging from 3% to 8% depending on the location and market risk factors for each mine/project, which results in an average weighted cost of capital for the gold segments and capital projects segments of 5% (2011 average real weighted cost of capital of 5%). Gold companies consistently trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, whereby the NAV multiple represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple represents the value of the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan, and the benefit of gold price optionality. As a result, we applied a NAV multiple to the NPV of each CGU within each gold segment and the capital projects segment based on the observable NAV multiples of comparable companies as at the test date. In 2012, the average NAV multiple was approximately 1.2 (2011: 1.2).

Copper

For our copper segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans, with mine lives ranging from 13 to 33 years, aggregated to the segment level. We utilized a long-term risk-adjusted copper price of $3.43 per pound (2011: $3.44 per pound) to estimate future revenues. The risk adjustment to the average long-term copper price was approximately 5.8% (2011: 4.5%). The expected future cash flows were additionally discounted using rates from 4.5% to 6.5% (2011: 4.5% to 5.5%) to reflect the time value of money and a residual risk factor for cash flow uncertainties not related to metal price. This results in an effective weighted average cost of capital for the copper segment of approximately 7% (2011: 7%).

We recorded a non-current asset impairment charge of $5.0 billion for the Lumwana CGU in fourth quarter of 2012 (see the Non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our copper segment exceeded its FVLCS, and therefore we recorded a goodwill impairment charge of $798 million. The FVLCS of our copper segment was impacted in the current year by an increase in expected future operating and capital costs.

Oil & gas

For our oil and gas segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated from our oil and gas CGUs, aggregated to the segment level. We have estimated future oil prices using the forward curve provided by an independent reserve evaluation firm, with prices starting at $90 per barrel (WTI) (2011: $97 per barrel). The future cash flows were discounted using a real weighted average cost of capital for long life oil and gas assets of 8.5% (2011: 8.5%). In fourth quarter 2012, we recorded a non-current asset impairment charge of $207 million for certain CGUs in this segment (see the Non-current asset impairment test section below for further details). After reflecting these charges, the FVLCS of Barrick Energy exceeds its carrying amount by about $40 million and therefore segment goodwill was recoverable (see Key assumptions and sensitivities for further details).

B Non-current asset impairment test

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The recoverable amount is calculated using the same FVLCS approach as described above for goodwill. However, the assessment is done at the

BARRICK YEAR END 2012	110	NOTES TO FINANCIAL STATEMENTS

CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Non-current assets, other than goodwill, that have been impaired are reviewed for possible reversal of the impairment at each reporting date.

For the year ended December 31, 2012, we recorded impairment charges of $5.6 billion (2011: $0.1 billion) for non-current assets, as summarized in the table below:

	2012	2011
Lumwana	$4,950	$-
Barrick Energy CGUs	207	49
Exploration properties	169	-
Reko Diq	120	-
Highland Gold	86	-
PV power assets	46	83
Tulawaka	31	-
Other	17	6
Total impairment charges	$5,626	$138

We have prepared an updated LOM plan for Lumwana, which reflects information obtained from the extensive exploration and infill drilling program that was completed late in the fourth quarter of 2012. We needed to complete this exploration program in order to better define the limits of the mineralization and establish and develop a more comprehensive and accurate block model of the ore body for mine planning purposes. The new LOM plan also reflects revised operating and sustaining capital costs. In particular, unit mining costs were determined to be significantly higher than previously estimated.

While the drilling program was successful in increasing reserves and defining significant additional mineralization, the revised LOM cost estimates reduced overall copper resources, expected copper production and, in turn, profitability over the mine life. We continue to progress a number of key initiatives, including improvements to operating systems and processes, and a full transition to an owner maintained operation. A focus on higher utilization and productivity of the mining fleet has also been identified as one of the major opportunities to improve value. Until we can improve the operating costs, the expansion opportunity to increase the throughput capacity of the processing plant does not currently meet our investment criteria.

The significant changes in the LOM plan were considered an indicator of impairment, and, accordingly, we performed an impairment assessment for Lumwana as at the end of the year. As a result of this assessment, we have recorded an impairment charge of $5.0 billion, related to the carrying value of the PPE at Lumwana in the fourth quarter of 2012.

In fourth quarter 2012, we recorded an impairment charge of $207 million (2011: $49 million) related to PP&E in certain of our CGUs in our Barrick Energy segment. The impairment charges were primarily as a result of lower WTI prices and a significant increase in the discount of Edmonton par prices, from which Barrick Energy’s realized prices are derived, compared to the WTI equivalent prices in the prior year.

In fourth quarter 2012, we also recorded the following impairment charges: $31 million in PP&E impairment charges related to Tulawaka in our ABG segment, primarily as a result of a decrease in the expected remaining mine life in its most recent LOM plan; $120 million related to our equity method investment in TCC, which holds our interest in the Reko Diq project; and a further $46 million write-down of power-related assets at our Pueblo Viejo project, above the impairment charge recorded in 2011, based on new information with respect to the recoverable amount of these assets received in fourth quarter 2012.

Other impairment charges recorded in 2012 included: $169 million related to exploration properties, included in intangible assets, in Papua New Guinea and Saudi Arabia as a result of our decision to cease exploration activities ($141 million in Papua New Guinea in third quarter 2012 and $28 million in Saudi Arabia in fourth quarter 2012); and $86 million related to our equity method investment in Highland Gold as a result of the disposition of our equity interest in first quarter 2012.

For the year ended December 31, 2011, we recorded impairment charges of $138 million for non-current assets. The impairment included a $49 million charge at our Barrick Energy segment, primarily due to oil recovery issues at one of our properties. Impairment charges also included a $83 million write-down of power-related assets at our Pueblo Viejo project as a result of a decision to proceed with an alternative long-term power solution.

C Key assumptions and sensitivities

The key assumptions used in determining the recoverable amount (FVLCS) are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. The Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change for each individual assumption while holding the other assumptions constant

BARRICK YEAR END 2012	111	NOTES TO FINANCIAL STATEMENTS

and determined that, other than as discussed below, no reasonably possible change in any of the key assumptions would cause the carrying value of our business segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of potential impairment for the non-current asset was noted.

As at December 31, after reflecting the impairments of Lumwana’s long-life assets and the copper segment’s goodwill, the recoverable amount of the copper segment is equal to its carrying amount, including goodwill. Therefore any significant negative change in the key assumptions could result in an additional impairment charge to non-current assets of Lumwana and/or copper segment goodwill. As at December 31, 2012, the carrying amount of goodwill for the copper segment is $3.5 billion.

In second quarter 2012 we identified a potential indicator of impairment at our Pascua-Lama project based on a significant increase in the expected construction costs and delay in the expected completion date. We conducted an impairment assessment at that time and determined that the fair value of the project exceeded its carrying value. In fourth quarter 2012, upon completion of the final cost estimate, schedule and the associated LOM plan, we updated our assessment and determined that the fair value of the project exceeds its carrying value as at December 31, 2012 by about $1.5 billion. A decrease of about 7% in long-term gold prices, a decrease of about 12% in silver prices, an increase of about 10% in operating costs or an increase of about 15% in the total LOM capital expenditures, would in isolation, cause the estimated recoverable amount to be equal to the carrying value. As at December 31, 2012, the carrying value of Pascua-Lama is $5.24 billion (2011: $3.06 billion).

We also conducted an internal assessment of our Buzwagi mine, in our ABG segment, in fourth quarter 2012 and determined that the fair value of the project exceeds its carrying value by about $165 million. A decrease of about 5% in gold prices or an increase of about 10% in cash operating costs, would in isolation, cause the estimated recoverable amount to be equal to the carrying value. The current carrying value of Buzwagi is $747 million (2011: $634 million). In addition, the recoverable amount of Tulawaka is approximately equal to its carrying amount, and therefore any significant change in the key assumptions could result in additional impairment charges. The current carrying value of Tulawaka is $8 million (2011: $28 million).

As at December 31, an indicator of potential impairment was noted for our Darlot mine, in our Australia Pacific operating segment, in relation to a significant increase in operating costs in its most recent LOM plan. Accordingly, we conducted an impairment assessment and determined that the fair value of the mine exceeds its carrying value as at December 31, 2012 by about $50 million. A decrease of about 15% in gold prices, an increase of about 20% in cash operating costs or an increase of about 15% in the Australian dollar compared to the US dollar would, in isolation, cause the estimated recoverable amount to be equal to the carrying value. The current carrying value of Darlot is $66 million (2011: $90 million.) In addition, the recoverable amount of our Kanowna mine is approximately equal to its carrying amount, and therefore any significant change in the key assumptions could result in an impairment charge. The current carrying value of Kanowna is $162 million (2011: $197 million).

As at December 31, the recoverable amount of certain CGUs within Barrick Energy are approximately equal to their carrying amounts and therefore any significant change in the key assumptions could result in additional impairment charges. The current carrying value of these CGUs is $589 million (2011: $231 million).

20 > OTHER ASSETS

	As at Dec. 31, 2012	As at Dec. 31, 2011
Derivative assets (note 23f)	$ 183	$ 455
Goods and services taxes recoverable[1]	514	272
Notes receivable	149	121
Other	218	154
	$ 1,064	$ 1,002

[1]	Includes $442 million and $73 million in VAT and fuel tax receivables in South America and Africa, respectively (2011: $209 million and $63 million).

BARRICK YEAR END 2012	112	NOTES TO FINANCIAL STATEMENTS

21 > ACCOUNTS PAYABLE

	As at Dec. 31, 2012	As at Dec. 31, 2011
Accounts payable	$ 1,018	$ 963
Accruals	1,247	1,120
	$ 2,265	$ 2,083

22 > OTHER CURRENT LIABILITIES

	As at Dec. 31, 2012	As at Dec. 31, 2011
Provision for environmental rehabilitation (note 25)	$ 74	$ 79
Derivative liabilities (note 23f)	10	22
Post-retirement benefits (note 33)	5	14
Restricted stock units (note 32b)	28	27
Contingent purchase consideration	-	50
Other	144	134
	$ 261	$ 326

23 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable – note 16; investments – note 14; restricted share units – note 32b.

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

Cash and Equivalents

	As at Dec. 31, 2012	As at Dec. 31, 2011
Cash deposits	$ 1,151	$ 1,009
Term deposits	184	278
Money market investments	758	1,458
	$ 2,093	$ 2,745

BARRICK YEAR END 2012	113	NOTES TO FINANCIAL STATEMENTS

B	Long-Term Debt[1]

	2012
	At Dec. 31	Proceeds	Repayments	Amortization and Other[2]	At Jan. 1
Credit facility	$ 1,200	$ -	$ 300	$ -	$ 1,500
Equinox credit facility	-	-	1,000	6	994
Project financing	890	-	-	17	873
Other fixed rate notes	3,196	-	-	6	3,190
3.85%/5.25% notes	1,985	2,000	-	(15)	-
1.75%/2.9%/4.4%/5.7% notes[3]	3,974	-	-	2	3,972
5.80%/4.875% notes[4]	750	-	-	-	750
5.75%/6.35% notes[5]	989	-	-	1	988
Other debt obligations[6]	774	-	118	(7)	899
Capital leases	185	-	44	26	203
	$ 13,943	$ 2,000	$ 1,462	$ 36	$ 13,369
Less: current portion[7]	(1,848)	-	-	-	(196)
	$ 12,095	$ 2,000	$ 1,462	$ 36	$ 13,173

			2011
	At Dec. 31	Proceeds	Repayments	Amortization and Other[2]	At Jan. 1
Credit facility	$ 1,500	$ 1,500	$ -	$ -	$ -
Equinox credit facility	994	1,000	-	(6)	-
Project financing	873	148	-	(16)	741
Other fixed rate notes	3,190	-	-	-	3,190
1.75%/2.9%/4.4%/5.7% notes[3]	3,972	4,000	-	(28)	-
5.80%/4.875% notes[4]	750	-	-	-	750
5.75%/6.35% notes[5]	988	-	-	-	988
Other debt obligations[6]	899	-	-	2	897
Capital leases	203	-	20	151	72
	$ 13,369	$ 6,648	$ 20	$ 103	$ 6,638
Less: current portion[7]	(196)	-	-	-	(14)
	$ 13,173	$ 6,648	$ 20	$ 103	$ 6,624

[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]	Amortization of debt premium/discount and increases in capital leases.
[3]

In June 2011, we issued an aggregate of $4 billion of debentures to finance a portion of the acquisition of Equinox. They are comprised of: $700 million at a $1 million discount that matures on May 30, 2014, $1.1 billion at a $1 million discount that matures on May 30, 2016, $1.35 billion at a $1 million discount that matures on May 30, 2021, and $850 million at a $4 million discount that matures on May 30, 2041.

[4]	In 2004, we issued $400 million of debentures at a $3 million discount that mature on November 15, 2034 and $350 million of debentures at a $2 million discount that mature on November 15, 2014.
[5]	$400 million of US dollar notes with a coupon rate of 5.75% mature on October 15, 2016 and $600 million of US dollar notes with a coupon rate of 6.35% mature on October 15, 2036.
[6]

The obligations have an aggregate amount of $774 million, of which $50 million is subject to floating interest rates and $724 million is subject to fixed interest rates ranging from 6.38% to 8.05%. The obligations mature at various times between 2013 and 2035.

[7]

The current portion of long-term debt consists of the credit facility ($1,200 million, 2011: $50 million), other fixed rate notes ($500 million, 2011: nil), other debt obligations ($65 million, 2011: $118 million), project financing ($45 million, 2011: nil), and capital leases ($38 million, 2011: $28 million).

BARRICK YEAR END 2012	114	NOTES TO FINANCIAL STATEMENTS

Credit Facility

We have a credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of up to $1.45 billion ($1.5 billion prior to second quarter 2012) or the equivalent amount in Canadian dollars. We drew $1.5 billion on the Credit Facility in 2011 to finance a portion of the acquisition of Equinox Minerals Limited, including the payment of related fees and expenses. The Credit Facility, which is unsecured, has an interest rate of LIBOR plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. $50 million matured in the second quarter of 2012 and an additional $250 million was repaid during the second quarter of 2012. The remaining $1.2 billion matures in 2013.

Equinox Acquisition Financing

In May 2011, we entered into a credit and guarantee agreement (the “Equinox credit facility”) with certain lenders, which required such Lenders to make available to us a credit facility of $2 billion or the equivalent amount in Canadian dollars. The Equinox credit facility, which was unsecured, had an interest rate of LIBOR plus 1.25% on drawn down amounts, and a commitment rate of 0.20% on undrawn amounts.

In order to finance a portion of the Equinox acquisition, including the payment of related fees and expenses, we drew $1.5 billion on the Credit Facility in May 2011 and $1.0 billion on the Equinox credit facility in June 2011.

In June 2011, Barrick, and our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”), issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes that mature in 2014 and $1.1 billion of 2.90% notes that mature in 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations.

The net proceeds from this offering were used in June 2011 to finance a portion of the acquisition of Equinox, including the payment of related fees and expenses.

Refinancing of Equinox Credit Facility

In January 2012, we finalized a credit and guarantee agreement (the “2012 Credit Facility”) with certain Lenders, which required such Lenders to make available to us a credit facility of $4 billion or the equivalent amount in Canadian dollars. The credit facility, which is unsecured, has an interest rate of LIBOR plus 1.20% on drawn amounts, and a commitment rate of 0.175% on undrawn amounts. The $4 billion facility matures in 2018. Coincident with this agreement becoming effective, we drew $1 .0 billion on the 2012 Credit Facility, paid down the $1.0 billion outstanding under the Equinox Credit Facility and then terminated the Equinox Credit Facility.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for Pueblo Viejo. The lending syndicate is comprised of international financial institutions including export development agencies and commercial banks. The amount is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. The $400 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+5.10% (inclusive of political risk insurance premium) for years 13-15. The $375 million tranche bears a fixed coupon of 4.02% for the entire 15 years. The $260 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+4.85% (inclusive of political risk insurance premium) for years 11-12. Barrick and Goldcorp each provided a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events.

We have drawn $940 million to date and the remaining undrawn amount in this financing agreement was $95 million as at December 31, 2012.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95% (collectively the “Notes”). BPDAF used the proceeds to provide loans to us for settling the Gold Hedges1 and some of the Floating Contracts1. In exchange, we provide sufficient funds to BPDAF to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

[1]	Gold Hedges were fixed price (non-participating) gold contracts and the floating contracts were spot-price (fully-participating) gold contracts.

BARRICK YEAR END 2012	115	NOTES TO FINANCIAL STATEMENTS

On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and will rank equally with our other unsecured, unsubordinated obligations.

In September, 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5% (collectively the “Notes”). The LLCs used the proceeds to provide loans to us. We provide sufficient funds to the LLCs to meet the principal and interest obligations on the Notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

3.85 and 5.25 Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that matures in 2022 and $750 million of 5.25% notes that matures in 2042. $1.0 billion of the net proceeds from this offering were used to repay existing indebtedness under the 2012 Credit Facility.

ABG Credit Facility

On January 22, 2013 ABG concluded negotiations with a syndicate of commercial banks for an export credit backed term loan facility (“ABG facility”) for the amount of $142 million. The ABG facility is secured by the Bulyanhulu project, and has a term of seven years and has an interest rate of LIBOR plus 2.5% on drawn down amounts.

Debt Issue Costs

In 2012, a total of $15 million of debt issue costs arose from debt issued during the year. In 2011, a total of $50 million of debt issue costs arose from debt issued during the year.

Interest

	2012		2011
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
Credit facility	$ 12	0.89%	$ 5	0.56%
Equinox credit facility	4	1.73%	10	1.62%
Project financing	33	3.72%	36	4.22%
Other fixed rate notes	213	6.53%	212	6.27%
3.85%/5.25% notes	66	4.42%
1.75%/2.9%/4.4%/5.7% notes	154	3.84%	88	3.77%
5.80%/4.875% notes	41	5.43%	42	5.63%
5.75%/6.35% notes	62	6.20%	62	6.22%
Other debt obligations	45	5.55%	48	5.30%
Capital leases	7	3.89%	7	5.03%
Deposit on silver sale agreement (note 27)	46	8.59%	33	8.59%
Accretion	54		52
Other interest	7		12
	$ 744		$ 607
Less: interest capitalized	(567)		(408)
	$ 177		$ 199
Cash interest paid	$ 665		$ 519
Amortization of debt issue costs	14		17
Amortization of discount and other	(4)		(3)
Increase in interest accruals	15		22
Accretion	54		52
Interest cost	$ 744		$ 607

[1]

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

BARRICK YEAR END 2012	116	NOTES TO FINANCIAL STATEMENTS

Scheduled Debt Repayments[1]
	2013	2014	2015	2016	2017	2018 and thereafter
Credit facility	$ 1,200	$ -	$ -	$ -	$ -	$ -
Project financing	45	90	90	90	90	535
Other fixed rate notes	500	-	-	-	-	2,750
3.85%/5.25% notes	-	-	-	-	-	2,000
1.75%/2.9%/4.4%/5.7% notes	-	700	-	1,100	-	2,200
5.80%/4.875% notes	-	350	-	-	-	400
5.75%/6.35% notes	-	-	-	400	-	600
Other debt obligations	65	-	100	-	-	566
	$ 1,810	$ 1,140	$ 190	$ 1,590	$ 90	$ 9,051
Minimum annual payments under capital leases	$ 38	$ 39	$ 32	$ 26	$ 21	$ 29

[1]	This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.

C	Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold, silver, copper, oil and natural gas
• Cost of sales
¡ Consumption of diesel fuel, propane, natural gas, and electricity	¡ Prices of diesel fuel, propane, natural gas, and electricity
¡ Non-US dollar expenditures	¡ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS, ZAR, EUR, and ZMW
¡ By-product credits	¡ Prices of silver and copper
• Corporate and regional administration, exploration and evaluation costs	• Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS, GBP and ZAR
• Capital expenditures
¡ Non-US dollar capital expenditures	¡ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR, PGK, GBP and ZAR.
¡ Consumption of steel	¡ Price of steel
• Interest earned on cash and equivalents	• US dollar interest rates
• Interest paid on fixed-rate borrowings	• US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivative instruments we use are effective in achieving our risk management objectives, but they do not meet the strict hedge effectiveness criteria. These derivatives are considered to be “non-hedge derivatives”. We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income. These derivatives are also considered to be “non-hedge derivatives”.

BARRICK YEAR END 2012	117	NOTES TO FINANCIAL STATEMENTS

D Summary of Derivatives at December 31, 2012

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Fair value hedge	Non- Hedge	Fair value (USD)
US dollar interest rate contracts
Total pay variable receive fixed swap positions	$ 100	$ 100	$ -	$ 200	$ -	$ 200	$ -	$ 6
Currency contracts
A$:US$ contracts (A$ millions)	540	1,045	480	2,065	1,740	-	325	103
C$:US$ contracts (C$ millions)	424	96	-	520	513	-	7	12
CLP:US$ contracts (CLP millions)[1]	356,175	365,016	-	721,191	245,173	-	476,018	55
PGK:US$ contracts (PGK millions)	50	-	-	50	-	-	50	1
ZAR:US$ contracts (ZAR millions)	870	79	-	949	475	-	474	1

Commodity contracts
Copper collar sell contracts (millions of pounds)	99	-	-	99	99	-	-	16
Silver collar sell contracts (millions of ounces)	5	28	32	65	55	-	10	64
Diesel contracts (thousands of barrels)[2]	3,354	2,460	-	5,814	960	-	4,854	20
Electricity contracts (thousands of megawatt hours)	26	48	-	74	-	-	74	-

[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua-Lama and Cerro Casale projects and operating/administration costs at various South American locations.
[2]

Diesel commodity contracts represent a combination of WTI, BRENT, and BRENT/WTI spread swaps. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET, respectively, plus a spread. WTI represents West Texas Intermediate, BRENT represents Brent Crude Oil, and MOPS represents Mean of Platts Singapore.

Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives
	Balance Sheet Classification	Fair Value as at Dec. 31, 2012	Fair Value as at Dec. 31, 2011	Balance Sheet Classification	Fair Value as at Dec. 31, 2012	Fair Value as at Dec. 31, 2011
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 6	$ 7	Other liabilities	$ -	$ -
Currency contracts	Other assets	133	629	Other liabilities	-	26
Commodity contracts	Other assets	81	312	Other liabilities	11	6
Total derivatives classified as hedging instruments		$ 220	$ 948		$ 11	$ 32
Derivatives not designated as hedging instruments
Currency contracts	Other assets	48	4	Other liabilities	9	26
Commodity contracts	Other assets	39	10	Other liabilities	9	6
Total derivatives not designated as hedging instruments		$ 87	$ 14		$ 18	$ 32
Total derivatives		$ 307	$ 962		$ 29	$ 64

BARRICK YEAR END 2012	118	NOTES TO FINANCIAL STATEMENTS

US Dollar Interest Rate Contracts

Fair Value Hedges

We have a $200 million pay variable receive fixed swap position outstanding that is used to hedge changes in the fair value of a portion of our long-term fixed-rate debt. The effective portion of changes in the fair value of the swap contracts is recorded in interest expense. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains/(losses) on non-hedge derivatives.

Currency Contracts

Cash Flow Hedges

During the year, currency contracts totaling A$ 1,474 million, CAD$ 372 million, and ZAR 515 million have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges which matured within the year. In total, we have AUD$ 1,740 million, CAD$ 513 million, CLP 245 billion and ZAR 475 million designated as cash flow hedges of our anticipated operating, administrative, sustaining capital and project capital spend. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next five years. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Non-hedge Derivatives

We concluded that CLP 476 billion of derivatives contracts do not meet the strict hedge effectiveness criteria. These contracts represent an economic hedge of operating and administrative expenses at various South America locations, and pre-production capital expenditures at our Pascua-Lama and Cerro Casale projects. Also, ZAR 474 million represents an economic hedge of our anticipated operating and administrative spending at various locations in Africa. Although not qualifying as accounting hedges, the contracts protect us against the variability of CLP and ZAR to the US dollar. The remaining non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of the non-hedge currency contracts are recorded in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we wrote a combination of AUD put and call options with an outstanding notional amount of AUD $200 million at December 31, 2012. We also wrote CAD put option contracts with no outstanding notional amount at December 31, 2012. As a result of these activities we earned $15 million in premium income, recognized in the consolidated statement of income as gains on non-hedge derivatives.

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Cash Flow Hedges

In total, we have fuel contracts totaling 960 thousand barrels of WTI, and Brent-WTI swaps designated as cash flow hedges of our anticipated usage of fuels in our operations. The designated contracts act as a hedge against the variability in market prices. The effective portion of changes in the fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Non-hedge Derivatives

As a result of de-designating all existing WTI contracts on January 1, 2011 due to a change in our diesel fuel supply contract, we currently have $12 million of crystallized gains in OCI as at December 31, 2012, remaining from the original total of $35 million. The hedged item is still expected to occur and therefore amounts crystallized in OCI will be recorded in cost of sales when the originally designated exposures occur over the next 12 months. During the year, we entered into 1,740 thousand barrels of WTI, 480 thousand barrels of Brent-WTI swaps, and 252 thousand barrels of Brent to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines. In total, on a combined basis we have 3,854 thousand barrels of WTI, Brent and Brent-WTI swaps outstanding that economically hedge our exposure to forecasted fuel purchases at our mines.

Non-hedge electricity contracts of 74 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect Barrick to a significant extent from the effects of changes in electricity prices. Changes in the unrealized and realized fair value of non-hedge electricity contracts are recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we wrote three million barrels of WTI put options with an outstanding notional of one million barrels at December 31, 2012. As a result of this activity, we recorded $6 million in realized gains on premiums recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

BARRICK YEAR END 2012	119	NOTES TO FINANCIAL STATEMENTS

Metals Contracts

Cash Flow Hedges

During the year, we purchased 99 million pounds of copper collar contracts to designate as hedges against copper cathode sales at our Zaldivar mine in 2013. These contracts contain purchased put and sold call options with weighted average strike prices of $3.50/lb and $4.25/lb, respectively. These contracts were designated as cash flow hedges, with the effective portion of the hedge recognized in OCI and the ineffective portion, together with the changes in time value, recognized in non-hedge derivative gains (losses). These contracts mature evenly throughout 2013.

During the year, contracts totaling 20 million ounces of silver were purchased to designate as hedges against silver sales in 2014 to 2018. Silver collar contracts totaling 55 million ounces have been designated as hedges against silver bullion sales from our silver producing mines. These contracts contain purchased put and sold call options with weighted average strike prices of $23/oz and $53/oz, respectively.

Our copper and silver collar contracts have been designated as accounting hedges and the effective portion of changes in fair value of these contracts is recorded in OCI until the forecasted sale impacts earnings. Any changes in the fair value of collar contracts due to changes in time value are excluded from hedge effectiveness assessment and are consequently recognized in the consolidated statement of income. Provided that spot copper and silver prices remain within the collar band, any unrealized gain (loss) on the collar will be attributable to time value.

During the year, we recorded unrealized losses on our copper collars and silver collars of $46 million and $48 million, respectively, due to changes in time value. This was included in current period earnings as gains on non-hedge derivative activities. Gains and losses from hedge ineffectiveness and the excluded time value of options are recognized in the consolidated statement of income as gains on non-hedge derivatives.

Non-Hedge Derivatives

We enter into purchased and written contracts with the primary objective of increasing the realized price on our gold sales. During the year, we held net purchased gold long positions with an average outstanding notional of 10 thousand ounces. We also wrote gold put and call options with an average outstanding notional of 12 thousand and 108 thousand ounces, respectively. As a result of these activities, we recorded nil in the consolidated statement of income as gains on non-hedge derivatives. There are no outstanding gold positions at December 31, 2012.

We currently have 10 million ounces of silver collar contracts which do not meet the requirements for hedge accounting treatment as the timing of the exposure has changed. As a result, we have recorded gains of $12 million in the consolidated statement of income as gains on non-hedge derivatives.

BARRICK YEAR END 2012	120	NOTES TO FINANCIAL STATEMENTS

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver[1]	Copper	Fuel	Operating costs	Administration/other costs	Capital expenditures	Long- term debt	Total
At January 1, 2011	$ 1	$ (20)	$ 51	$ 716	$ 42	$ 65	$ (27)	$ 828
Effective portion of change in fair value of hedging instruments	46	128	26	200	1	17	(7)	411
Transfers to earnings:
On recording hedged items in earnings/PP&E1	(3)	(22)	(48)	(344)	(24)	(64)	3	(502)
Hedge ineffectiveness due to changes in original forecasted transaction	-	(4)	-	-	-	-	-	(4)
At December 31, 2011	$ 44	$ 82	$ 29	$ 572	$ 19	$ 18	$ (31)	$ 733
Effective portion of change in fair value of hedging instruments	(34)	(45)	2	220	26	21	(3)	187
Transfers to earnings:
On recording hedged items in earnings/PP&E1	-	(37)	(24)	(336)	(20)	(13)	3	(427)
At December 31, 2012	$ 10	$ -	$ 7	$ 456	$ 25	$ 26	$ (31)	$ 493

Hedge gains/losses classified within	Cost of sales	Copper sales	Cost of sales	Cost of sales	Administration/other expense	Property, plant, and equipment	Interest expense
Portion of hedge gain (loss) expected to affect 2013 earnings[2]	$ -	$ -	$ 8	$ 269	$ 17	$ 26	$ (3)	$ 317

[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.
[2]	Based on the fair value of hedge contracts at December 31, 2012.

Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income/PP&E (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2012	2011		2012	2011		2012	2011
Interest rate			Finance income/ finance			Gain (loss) on non-hedge
contracts	$ (3)	$ (7)	costs	$ (3)	$ (3)	derivatives	$ -	$ -
Foreign exchange			Cost of sales/ corporate			Gain (loss) on non-hedge
contracts	267	218	administration	369	432	derivatives	7	(2)
Commodity						Gain (loss) on non-hedge
contracts	(77)	200	Revenue/cost of sales	61	73	derivatives	(95)	168
Total	$ 187	$ 411		$ 427	$ 502		$ (88)	$ 166

Fair Value Hedge Gains at December 31

Derivatives in fair value hedging relationships	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		2012	2011
Interest rate contracts	Interest income/expense	$ (2)	$ 2

BARRICK YEAR END 2012	121	NOTES TO FINANCIAL STATEMENTS

E Gains (Losses) on Non-hedge Derivatives
For the years ended December 31	2012	2011
Commodity contracts
Gold	$ -	$ 43
Silver	12	-
Copper	(5)	(85)
Fuel	6	(1)
Currency contracts	107	(48)
Interest rate contracts	(1)	6
	$ 119	$ (85)

Gains (losses) attributable to silver option collar hedges[1]	$ (48)	$ 64
Gains (losses) attributable to copper option collar hedges[1]	(46)	94
Gains (losses) attributable to currency option collar hedges[1]	7	(2)
Hedge ineffectiveness	(1)	10
	$ (88)	$ 166
	$ 31	$ 81

[1]	Represents unrealized gains (losses) attributable to changes in time value of the collars, which are excluded from the hedge effectiveness assessment.

For the twelve months ended December 31, 2012, we unwound approximately $2.6 billion of our Australian dollar hedges at an average spot price of $1.05. We realized net cash proceeds of approximately $0.5 billion upon settlement of these contracts. The corresponding accounts will be recognized in the consolidated statement of income based on the original hedge contract maturity dates, by 2014.

F Derivative Assets and Liabilities
	2012	2011
At January 1	$ 898	$ 848
Derivatives cash (inflow) outflow
Operating activities	(374)	(428)
Financing activities	3	7
Early settlement of derivates	(465)	-
Change in fair value of:
Non-hedge derivatives	119	(85)
Cash flow hedges:
Effective portion	187	411
Fair value hedges	(2)	(21)
Excluded from effectiveness changes	(88)	166
At December 31	$ 278	$ 898
Classification:
Other current assets	$ 124	$ 507
Other long-term assets	183	455
Other current liabilities	(10)	(22)
Other long-term obligations	(19)	(42)
	$ 278	$ 898

24 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

BARRICK YEAR END 2012	122	NOTES TO FINANCIAL STATEMENTS

A Assets and Liabilities Measured at Fair Value on a Recurring Basis
Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
At December 31, 2012	(Level 1)	(Level 2)	(Level 3)	Aggregate Fair Value

Cash and equivalents	$ 2,093	$ -	$ -	$ 2,093
Available-for-sale securities	78	-	-	78
Derivatives	-	278	-	278
Receivables from provisional copper and gold sales	-	261	-	261
	$ 2,171	$ 539	$ -	$ 2,710

B Fair Values of Financial Assets and Liabilities
	At Dec. 31, 2012		At Dec. 31, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and equivalents[1]	$ 2,093	$ 2,093	$ 2,745	$ 2,745
Accounts receivable[1]	449	449	426	426
Other receivables	156	156	138	138
Available-for-sale securities[2]	78	78	161	161
Derivative assets	307	307	962	962
	$ 3,083	$ 3,083	$ 4,432	$ 4,432
Financial liabilities
Accounts payable[1]	$ 2,265	$ 2,265	$ 2,083	$ 2,083
Long-term debt[3]	13,943	15,502	13,369	14,374
Derivative liabilities	29	29	64	64
Other liabilities	323	323	202	202
	$ 16,560	$ 18,119	$ 15,718	$ 16,723

[1]	Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.
[2]	Recorded at fair value. Quoted market prices are used to determine fair value.
[3]

Long-term debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices. Balance includes current portion of long-term debt.

C	Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Other assets[1]	$ -	$ -	$ 6	$ 6
Property, plant and equipment[2]	-	-	1,638	1,638
Intangible assets[3]	-	-	65	65
Goodwill[4]	-	-	3,451	3,451

1	Other assets with a carrying amount of $128 million were written down to their fair value of $6 million, which was included in earnings this period.
2	Property, plant and equipment with a carrying amount of $6,883 million were written down to their fair value of $1,638 million, which was included in earnings this period.
3	Intangible assets with a carrying amount of $234 million were written down to their fair value of $65 million, which was included in earnings this period.
4	Goodwill with a carrying amount of $4,249 million were written down to their fair value of $3,451 million, which was included in earnings this period.

BARRICK YEAR END 2012	123	NOTES TO FINANCIAL STATEMENTS

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Property, Plant and Equipment

The fair value of property, plant and equipment is determined primarily using an income approach based on unobservable cash flows and as a result is classified within Level 3 of the fair value hierarchy.

25 > PROVISIONS AND ENVIRONMENTAL REHABILITATION

A Provisions
	As at Dec. 31, 2012	As at Dec. 31, 2011
Environmental rehabilitation (“PER”)	$ 2,589	$ 2,080
Post-retirement benefits	125	146
RSUs	26	22
Other	72	78
	$ 2,812	$ 2,326

B Environmental Rehabilitation
	2012	2011
At January 1	$ 2,159	$ 1,621
PERs acquired (divested) during the year	(3)	67
PERs arising in the year	469	391
Impact of revisions to expected cash flows recorded in earnings	37	75
Settlements
Cash payments	(51)	(44)
Settlement gains	(2)	(3)
Accretion	54	52
At December 31	$ 2,663	2,159
Current portion (note 22)	(74)	(79)
	$ 2,589	$ 2,080

The eventual settlement of all PERs is expected to take place between 2013 and 2053.

The PER has increased from third quarter 2012 by $289 million primarily due to changes in discount rates and increases in cost estimates. A 1% increase in the discount rate would result in a decrease of PER by $374 million and a 1% decrease in the discount rate would result in an increase in PER by $482 million.

BARRICK YEAR END 2012	124	NOTES TO FINANCIAL STATEMENTS

26 > FINANCIAL RISK MANAGEMENT

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a)	Market risk, including commodity price risk, foreign currency and interest rate risk;
b)	Credit risk;
c)	Liquidity risk; and
d)	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by functions that have the appropriate skills, experience and supervision.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. All of our future gold production is unhedged in order to provide our shareholders with full exposure to changes in the market gold price. Our corporate treasury function implements hedging strategies on an opportunistic basis to protect us from downside price risk on our copper production. We have put in place floor protection on approximately 20% of our expected copper production for 2013 at an average floor price of $3.50 per pound. In addition, we have sold an equal amount of call options at an average price of $4.25. Our remaining copper production is subject to market prices.

Silver

We expect to produce significant amounts of silver as Pascua-Lama enters production in 2014. We utilize option collar strategies, whereby we have hedge protection on a total of 65 million ounces of expected silver production from 2013 to 2018, inclusive, to provide downside price risk protection on a portion of this future silver production. Changes in the market silver price have a significant impact on the fair value of these collars. Changes in the expected long-term price of silver have a significant impact on the estimated fair value of the Pascua-Lama project.

Fuel

On average we consume approximately 5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to oil prices.

The table below summarizes the impact of changes in the market price on gold, copper, silver and oil. The impact is expressed in terms of the resulting change in our profit after tax for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price changes by 10% with all other variables held constant.

BARRICK YEAR END 2012	125	NOTES TO FINANCIAL STATEMENTS

Impact of a 10% change from year-end price

	Effect on Earnings		Effect on Equity
Products	2012	2011	2012	2011
10% increase in gold price	$ 799	$ 776	$ 799	$ 776
10% increase in copper price	103	143	115	46
10% increase in silver price[1]	(33)	(42)	(37)	(21)
10% increase in oil price	9	10	10	(1)

	Effect on Earnings		Effect on Equity
Products	2012	2011	2012	2011
10% decrease in gold price	$ (799)	$ (776)	$ (799)	$ (776)
10% decrease in copper price	(67)	(130)	(9)	(47)
10% decrease in silver price[1]	18	32	52	30
10% decrease in oil price	(9)	(10)	(9)	1

[1]	Represents unrealized gains (losses) attributable to changes in fair value of the silver collars.

Foreign Currency Risk

The functional and reporting currency for our gold and copper segments and capital projects is the US dollar, while the functional currency of our oil and gas segment is the Canadian dollar. We report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. The largest single exposure we have is to the Australian dollar. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentinean peso and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, corporate administration costs and overall net earnings, when translated into US dollars. To mitigate these inherent risks and provide greater certainty over our costs, we have foreign currency hedges in place for some of our Australian and Canadian dollar exposures as well as a significant portion of our Chilean peso exposures. In the third quarter 2012, the Company unwound approximately AUD $2.6 billion of our Australian dollar hedges (see note 23D for further details). As a result we now have greater exposure to fluctuation in the value of the Australian dollar compared to the US dollar.

The following table shows gains (losses) associated with a 10% change in exchange rate of the Australian dollar:

Impact of a 10% change in exchange rate of Australian dollar

	Average Exchange Rate		Effect on Net Earnings		Effect on Equity
	2012	2011	2012	2011	2012	2011
10% weakening	$ 1.03	$ 1.03	$ (26)	$ -	$ (26)	$ -
10% strengthening	1.03	1.03	26	-	26	-

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.1 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($2.3 billion at December 31, 2012).

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

Impact of a 1% change in interest rate

	Effect on Net Earnings		Effect on Equity
	2012	2011	2012	2011
1% increase	$ (2)	$ 16	$ (2)	$ 16
1% decrease	2	(16)	2	(16)

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the

BARRICK YEAR END 2012	126	NOTES TO FINANCIAL STATEMENTS 22

United States and other investment grade countries1. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of net exposure with each counterparty; and
•	Monitoring the financial condition of counterparties on a regular basis.

The company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

At December 31	2012	2011
Cash and equivalents	$ 2,093	$ 2,745
Accounts receivable	449	426
Net derivative assets by counterparty	282	901
	$ 2,824	$ 4,072
[1]	Investment grade countries include Canada, Chile, Australia, and Peru. Investment grade countries are defined as being rated BBB- or higher by S&P.

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining adequate cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by continuous monitoring of forecast and actual cash flows. Details of the undrawn credit facility are included in Note 23. Our ability to access public debt markets and the related cost of debt financing is dependent upon maintaining an investment grade credit rating. In third quarter 2012, our credit rating was downgraded to BBB+ from A- by S&P, with a negative outlook, following our announcement of a capital cost increase and delay to production start-up at our Pascua-Lama project. Our credit rating, as established by Moody’s has remained stable throughout this period. We do not expect the change in our credit rating by S&P to adversely affect our ability to access the debt markets, but it could impact funding costs for any new debt financing.

At current market gold and copper prices, we expect to generate negative free cash flow in 2013. This is primarily due to expected capital expenditures of about $2.6 billion at our Pascua-Lama project. In addition, we have approximately $1.8 billion in debt maturing in 2013. We expect to meet our financing needs related to these developments by utilizing a number of different options, including the $4.25 billion available under our credit facilities (subject to compliance with covenants and the making of certain representations and warranties, these facilities are available for drawdown as a source of financing), operating cash flow, asset sales and future debt or equity issuances, should the need arise. These alternatives should provide us with the flexibility to fund any potential cash flow shortfall and are continually evaluated to determine the optimal capital structure.

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR END 2012	127	NOTES TO FINANCIAL STATEMENTS

As at December 31, 2012
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$ 2,093	$ -	$ -	$ -	$ 2,093
Accounts receivable	449	-	-	-	449
Derivative assets	124	119	51	13	307
Trade and other payables	2,265	-	-	-	2,265
Debt	1,848	1,401	1,727	9,080	14,056
Derivative liabilities	10	13	6	-	29
Other liabilities	117	123	36	47	323

As at December 31, 2011
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$ 2,745	$ -	$ -	$ -	$ 2,745
Accounts receivable	426	-	-	-	426
Derivative assets	504	369	56	33	962
Trade and other payables	2,083	-	-	-	2,083
Debt	196	3,257	2,820	7,161	13,434
Derivative liabilities	22	30	12	-	64
Other liabilities	12	140	18	32	202

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We are not subject to any significant financial covenants or capital requirements with our lenders or other parties.

27 > OTHER NON-CURRENT LIABILITIES
	As at Dec. 31, 2012	As at Dec. 31, 2011
Deposit on silver sale agreement	$ 620	$ 453
Derivative liabilities (note 23f)	19	42
Provision for supply contract restructuring costs	20	25
Provision for offsite remediation	62	61

Other	129	108
	$ 850	$ 689

Silver Sale Agreement

On September 22, 2009, we entered into an agreement with Silver Wheaton Corp. to sell the equivalent of 25% of the life of mine silver production from the Pascua-Lama project and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until project completion at Pascua-Lama. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

During 2012 we received the final cash payment from the agreement of $137.5 million (2011: $137.5 million). An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference

BARRICK YEAR END 2012	128	NOTES TO FINANCIAL STATEMENTS

between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

28 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, and goodwill based on the source of the change.

Current income taxes of $31 million and deferred income taxes of $49 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $8,549 million as at December 31, 2012.

Sources of Deferred Income Tax Assets and Liabilities
At December 31	2012	2011
Deferred tax assets
Tax loss carry forwards	$ 430	$ 624
Alternative minimum tax (“AMT”) credits	44	165
Environmental rehabilitation	724	683
Property, plant and equipment	46	26
Post-retirement benefit obligations	34	16
Accrued interest payable	72	45
Other	41	41
	$ 1,391	$ 1,600
Deferred tax liabilities
Property, plant and equipment	(3,189)	(5,067)
Derivative instruments	(35)	(138)
Inventory	(326)	(217)
	$ (2,159)	$ (3,822)
Classification:
Non-current assets	$443	$409
Non-current liabilities	(2,602)	(4,231)
	$ (2,159)	$ (3,822)

The deferred tax asset of $443 million includes $365 million expected to be realized in more than one year. The deferred tax liability of $2,602 million includes $2,582 million expected to be realized in more than one year.

Expiry Dates of Tax Losses and AMT Credits

	2013	2014	2015	2016	2017+	No expiry date	Total
Non-capital tax losses[1]
Canada	$ -	$ 4	$ 5	$ -	$ 1,412	$ -	$1,421
Dominican
Republic	-	-	-	-	-	367	367
Barbados	-	-	738	834	5,340	-	6,912
Chile	-	-	-	-	-	168	168
Tanzania	-	-	-	-	-	138	138
Zambia	-	-	-	-	902	-	902
Other	-	-	1	-	-	60	61
	$ -	$ 4	$744	$834	$7,654	$733	$9,969

AMT credits[2]						$44	$44

[1]	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2012.
[2]	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

The non-capital tax losses include $7,528 million of losses which are not recognized in deferred tax assets. Of these, $4 million expire in 2014, $743 million expire in 2015, $834 million expire in 2016, $5,674 million expire in 2017 or later, and $273 million have no expiry date.

BARRICK YEAR END 2012	129	NOTES TO FINANCIAL STATEMENTS

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

•	Historic and expected future levels of taxable income;
•	Tax plans that affect whether tax assets can be realized; and
•	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred income tax asset totaling $358 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses realized for acquired Placer Dome derivative instruments recognized on the acquisition in 2006. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is probable and consequently, we have fully recognized this deferred tax asset.

Deferred Tax Assets Not Recognized
	2012	2011

Australia and Papua New Guinea	$ 181	$ 122
Canada	88	76
Argentina	-	35
Barbados	73	73
Tanzania	43	31
Zambia	48	-
Other	17	23
	$ 450	$ 360

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $271 million (2011: $170 million), capital loss carry forwards with no expiry date of $126 million (2011: $120 million), and other deductible temporary differences with no expiry date of $53 million (2011: $70 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2012	2011
Temporary differences
Property, plant and equipment	$ 1,898	$(2,865)
Environmental rehabilitation	41	214
Tax loss carry forwards	(194)	287
AMT credits	(121)	(152)
Derivatives	103	21
Other	(42)	(17)
	1,685	(2,512)
Net currency translation (losses)/ gains on deferred tax balances	(46)	32
Impact of tax rate changes	26	-
Impact of amendment in Australia	14	-
Impact of functional currency changes	(16)	4
	$ 1,663	$(2,476)
Intraperiod allocation to:
Loss (Income) from continuing operations before income taxes	$ 1,591	$(402)
Equinox acquisition	-	(2,108)
Barrick Energy acquisitions	-	(37)
Acquisition of Aviva Corporation	(6)	-
OCI	79	69
Other	(1)	2
	$ 1,663	$ (2,476)

Income Tax Related Contingent Liabilities
	2012	2011
At January 1	$ 64	$ 64
Additions based on tax positions related to the current year	1	1
Additions based on tax positions related to prior years	9	-
Reductions for tax positions of prior years	(10)	(1)
At December 31 [1]	$ 64	$ 64

[1]	If reversed, the total amount of $64 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

We anticipate the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $2 million to $3 million, related primarily to the expected settlement of income tax and mining tax assessments.

We further anticipate that it is reasonably possible for the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $46 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

BARRICK YEAR END 2012	130	NOTES TO FINANCIAL STATEMENTS

Tax Years Still Under Examination
Canada	2008-2012
United States	2012
Dominican Republic	2009-2012
Peru	2007-2009, 2011-2012
Chile	2009-2012
Argentina	2006-2012
Australia	All years open
Papua New Guinea	2004-2012
Saudi Arabia	2007-2012
Tanzania	All years open
Zambia	2009-2012

29 > CAPITAL STOCK

Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 1,001,107,981 common shares); 10,000,000 First preferred shares Series A (issued nil); 10,000,000 Series B (issued nil); and 15,000,000 Second preferred shares Series A (issued nil). Our common shares have no par value.

Dividends

In 2012, we declared and paid dividends in US dollars totaling $0.75 per share ($750 million) (2011: $0.51 per share, $509 million).

30 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	ABG[1]	Cerro Casale[2]	Total
At January 1, 2011	$ 598	$ 680	$ 467	$ 1,745
Share of income (loss)	(26)	82	(3)	53
Cash contributed	365	-	38	403
Decrease of non-controlling interest	-	(10)	-	(10)
At December 31, 2011	$ 937	$ 752	$ 502	$ 2,191
Share of income (loss)	(19)	15	(8)	(12)
Cash contributed	487	-	18	505
Decrease in non-controlling interest[3]	-	(21)	-	(21)
At December 31, 2012	$ 1,405	$ 746	$ 512	$ 2,663

[1]	Represents non-controlling interest in ABG. The balance includes the non-controlling interest of 30% in our Tulawaka mine.
[2]	Represents non-controlling interest in Cerro Casale.
[3]	Represents dividends received from African Barrick Gold.

31 > REMUNERATION OF KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and the Senior leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2012	2011
Salaries and short-term employee benefits[1]	$ 23	$ 20
Post-employment benefits[2]	2	3
Termination Benefits	18	-
Share-based payments and other[3]	50	28
	$ 93	$ 51

[1]	Includes annual salary and annual short-term incentives/other bonuses earned in the year.
[2]	Represents company contributions to retirement savings plans.
[3]	Relates to stock option, RSU, and PRSU grants and other compensation.

32 > STOCK-BASED COMPENSATION

A Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over seven years. At December 31, 2012, 6.9 million (2011: 6.9 million) common shares were available for granting options. Stock options when exercised result in an increase to the number of common shares issued by Barrick.

Compensation expense for stock options was $16 million in 2012 (2011: $15 million), and is presented as a component of

BARRICK YEAR END 2012	131	NOTES TO FINANCIAL STATEMENTS

corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2012 by $0.02 per share (2011: $0.01 per share).

Total intrinsic value relating to options exercised in 2012 was $8 million (2011: $40 million).

Employee Stock Option Activity (Number of Shares in Millions)
	2012		2011
	Shares	Average Price	Shares	Average Price
C$ options
At January 1	1.1	$ 27	1.4	$ 26
Exercised	(0.4)	24	(0.2)	25
Cancelled/expired	(0.1)	28	(0.1)	23
At December 31	0.6	$ 28	1.1	$ 27
US$ options
At January 1	5.8	$41	7.0	$38
Granted	1.1	44	0.5	50
Exercised	(0.2)	30	(1.6)	30
Forfeited	(0.2)	41	-	-
Cancelled/expired	(0.2)	46	(0.1)	34
At December 31	6.3	$ 42	5.8	$ 41

Stock Options Outstanding (Number of Shares in Millions)

		Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)
C$ options
$ 22 - $ 27	0.1	$ 22	0.3	$ 1	0.1	$ 22	$ 1
$ 28 - $ 31	0.5	30	0.9	3	0.5	30	3
	0.6	$ 28	0.8	$ 4	0.6	$ 28	$ 4
US$ options
$ 9 - $ 19	0.1	$13	0.1	$ 1	0.1	$ 13	$ 1
$ 20 - $ 27	0.7	26	2.8	6	0.7	26	6
$ 28 - $ 41	1.5	37	3.4	(3)	1.1	38	(3)
$ 42 - $ 55	4.0	47	4.5	(49)	2.2	45	(22)
	6.3	$ 42	4.0	$ (45)	4.1	$ 40	$ (18)

[1]	Based on the closing market share price on December 31, 2012 of C$ $34.82 and US$ $35.01.

BARRICK YEAR END 2012	132	NOTES TO FINANCIAL STATEMENTS

Option Information
For the years ended (per share and per option amounts in dollars)	Dec. 31, 2012	Dec. 31, 2011
Valuation assumptions	Lattice[1,2]	Lattice[1,2]
Expected term (years)	5.3	5.3
Expected volatility[2]	33%-38%	33%-38%
Expected dividend yield	1.22%	1.22%
Risk-free interest rate[2]	0.04%-2.04%	0.04%-2.04%

Options granted (in millions)	1.1	0.5
Weighted average fair value per option	$12	$14

[1]	Different assumptions were used for the multiple stock option grants during the year.
[2]	The volatility and risk-free interest rate assumptions varied over the expected term of these stock option grants.

The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. Forfeitures have also been factored in based on historical forfeiture rates. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

The expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2012, there was $11 million (2011: $15 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 2 years (2011: 2 years).

B Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of a two-and-a-half-year period and are settled in cash on the two-and-a-half-year anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31,

2012, the weighted average remaining contractual life of RSUs was 1.09 years (2011: 1.55 years).

Compensation expense for RSUs was $29 million in 2012 (2011: $30 million) and is presented as a component of corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity
	DSUs (thousands)	Fair value ($ millions)	RSUs (thousands)	Fair value ($ millions)
At January 1, 2011	180	$ 9.4	2,947	$ 70.7
Settled for cash	(29)	(0.8)	(1,242)	(60.8)
Forfeited	-	-	(69)	(2.3)
Granted	36	1.7	1,153	56.8
Credits for dividends	-	-	26	1.2
Change in value	-	(1.9)	-	(16.4)
At December 31, 2011	187	$ 8.4	2,815	$ 49.2
Settled for cash	(23)	(0.8)	(708)	(28.9)
Forfeited	-	-	(57)	(2.4)
Granted	43	1.7	387	16.0
Credits for dividends	-	-	52	2.1
Change in value	-	(2.3)	-	18.1
At December 31, 2012	207	$ 7.0	2,489	$ 54.1

C Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement will range from 0% to 200% of the value. At December 31, 2012, 185 thousand units were outstanding (2011: 201 thousand units).

BARRICK YEAR END 2012	133	NOTES TO FINANCIAL STATEMENTS

D Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year. During 2012, Barrick contributed and expensed $0.8 million to this plan (2011: $0.8 million).

E ABG Stock Options

African Barrick Gold has a stock option plan for its directors and selected employees. The exercise price of the granted options is determined by the ABG Remuneration Committee before the grant of an option provided that this price cannot be less than the average of the middle-market quotation of ABG’s shares (as derived from the London Stock Exchange Daily Official List) for the three dealing days immediately preceding the date of grant. All options outstanding at the end of the year expire in 2017 and 2018. There were 0.7 million ABG options granted which were exercisable at December 31, 2011. Stock option expense of $1.5 million (2011: $1.4 million) is included as a component of other expense.

33 > POST-RETIREMENT BENEFITS

A Description of Plans

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $66 million in 2012 (2011: $58 million).

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities. In 2012, certain vested participants elected a lump sum to settle their obligations, resulting in a settled gain of $5 million.

We also have certain plans that are unfunded that cover certain of our employees. No funding is done on these plans and contributions for future years will be equal to benefit payments.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We record actuarial gains and losses in the Statement of Comprehensive Income.

Post-Retirement Health Care Plans

We provide post-retirement medical, dental, and life insurance benefits to certain employees. In 2012, one of our health care plans was wound up, resulting in a settlement gain of $14 million.

BARRICK YEAR END 2012	134	NOTES TO FINANCIAL STATEMENTS

B Post-Retirement Plan Information

Actuarial Assumptions

As at December 31	Pension Plans 2012	Other Post- Retirement Benefits 2012	Pension Plans 2011	Other Post- Retirement Benefits 2011
Discount rate
Benefit obligation	1.75 - 4.55%	2.95 - 3.10%	2.80 - 5.21%	3.80 - 4.10%
Pension cost	2.80 - 5.21%	3.68 - 4.10%	4.60 - 4.90%	3.50 - 5.77%
Expected return on plan assets	N/A	N/A	4.50 - 7.00%	N/A
Wage increases	2.25%	N/A	N/A	5.00%

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate for benefit obligation and pension cost purposes is the rate used to determine present value of estimated future cash outflows expected to be required to settle the pension obligations. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-quality (Moody’s Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest five basis points. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.

The expected rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied. Long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with expected inflation rates.

We have assumed a health care cost trend rate of increase of 7.75% in 2013 (2012: 8%), decreasing ratably to 4.75% in 2019 and thereafter (2012: 4.75%) . The assumed health care cost trend rate of increase had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2012 would have had no significant effect on the post-retirement obligation and would have had no significant effect on the benefit expense for 2012.

Expense Recognized in the Income Statement

As at December 31	Pension Plans 2012	Other Post- Retirement Benefits 2012	Pension Plans 2011	Other Post- Retirement Benefits 2011

Expected return on plan assets	$ (15)	$ -	$ (15)	$ -
Past service cost	1	-	1	-
Interest cost	14	-	16	1
Settlements	(5)	(14)	1	-
Total expense (recovery)	$ (5)	$ (14)	$ 3	$ 1

BARRICK YEAR END 2012	135	NOTES TO FINANCIAL STATEMENTS

Actual return for the year ended December 31, 2012 was $29 million (2011: $13 million).

Plan Assets/Liabilities

As at December 31	Pension Plans 2012	Other Post- Retirement Benefits 2012	Pension Plans 2011	Other Post- Retirement Benefits 2011
Non-current assets	$ 1	$ -	$ 2	$ -
Current liabilities[1]	3	2	12	2
Non-current liabilities	119	6	124	22
Other comprehensive income (loss)[2]	(9)	1	(38)	4
	$ 114	$ 9	$ 100	$ 28
Accumulated actuarial gains (losses) recognized in OCI (before taxes)	$ (49)	$5	$ (40)	$ 4

[1]	Expected recovery or settlement within 12 months from the reporting date.
[2]	Amounts represent actuarial (gains) losses.

As at December 31	2012	2011	2010
Present value of defined benefit obligation	$ 336	$ 385	$ 363
Fair value of plan assets	207	227	227
Funded status	(129)	(158)	(136)
Experience adjustments on plan liabilities	22	26	19
Experience adjustments on plan assets	14	(3)	-

Defined Benefit Obligation

The movement in the defined benefit obligation over the year is as follows:

As at December 31	Pension Plans 2012[1]	Other Post- Retirement Benefits 2012	Pension Plans 2011	Other Post- Retirement Benefits 2011
Balance at January 1	$ 361	$ 24	$ 336	$ 27
Service cost	1	-	1	-
Interest cost	14	1	16	1
Actuarial (gains) losses	23	(1)	29	(3)
Benefits paid	(32)	(2)	(21)	(1)
Settlements	(39)	(14)	-	-
Balance at December 31	$ 328	$ 8	$ 361	$ 24
Funded status[2]	$ (121)	$ (8)	$ (134)	$ (24)

[1]	Includes unfunded pension obligations of $87 million for the year ended December 31, 2012 (2011: $93 million).
[2]	Represents the fair value of plan assets less projected benefit obligations.

Expected contributions to the pension plans and post-employment benefit plans for the year ended December 31, 2013 are $7 million and $2 million respectively.

BARRICK YEAR END 2012	136	NOTES TO FINANCIAL STATEMENTS

Fair Value of Plan Assets

The movement in the fair value of plan assets over the year is as follows:

	Pension Plans 2012	Other Post- Retirement Benefits 2012	Pension Plans 2011	Other Post- Retirement Benefits 2011
Balance at January 1	$ 227	$ -	$ 227	$ -
Expected return on plan assets	15	-	16	-
Actuarial gains (losses)	14	-	(3)	-
Company contributions	17	2	9	1
Settlements	(34)	-	-	-
Benefits paid	(32)	(2)	(22)	(1)
Balance at December 31	$ 207	$ -	$ 227	$ -

As at December 31, 2012
	Target[1]	Actual	Actual
Composition of plan assets[2]
Equity securities	52%	52%	$ 108
Fixed income securities	48%	48%	99
	100%	100%	$ 207

[1]	Based on the weighted average target for all defined benefit plans.
[2]	Holdings in equity and fixed income securities consist of Level 1 and Level 2 assets within the fair value hierarchy.

Expected Future Benefit Payments

	Other Post-Retirement
For the years ending December 31	Pension Plans	Benefits
2013	$ 22	$ 2
2014	22	1
2015	22	1
2016	21	1
2017	21	1
2018 – 2022	102	3

34 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur.

A) Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management (the “BLM”) issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the

Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on various grounds.

In December 2009, on appeal from a decision denying certain of the plaintiffs’ claims, the Ninth Circuit issued an opinion in which it held that the plaintiffs were likely to succeed on two of their claims and ordered that a supplemental Environmental Impact Statement (“EIS”) be prepared by Barrick. On March 15, 2011, the BLM issued its record of decision that approved the supplemental EIS. On January 3, 2012, the District Court issued a decision granting summary judgment in favor of Barrick and the BLM on all remaining issues. The plaintiffs have appealed this decision.

Marinduque Complaint

Placer Dome Inc. was named the sole defendant in a Complaint filed in October 2005 by the Provincial Government of Marinduque, an island province of the

BARRICK YEAR END 2012	137	NOTES TO FINANCIAL STATEMENTS

Philippines (“Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome Inc. was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc. indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome Inc. to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage. In October 2010, the Nevada state court issued an order granting the Company’s motion to dismiss the action on the grounds of forum non conveniens. The Province has appealed the Court’s dismissal order to the Nevada Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

In July 2004, a complaint was filed against Marcopper and Placer Dome Inc. in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.

In April 2008, Placer Dome Inc. made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. In October 2008, the plaintiffs filed a motion challenging Placer Dome Inc.’ s legal capacity to participate in the proceedings in light of its alleged “acquisition” by the Company. Placer Dome Inc. opposed this motion. In January 2009, Marcopper filed an entry of appearance in the action and in March 2012 filed a motion to dismiss the action on various grounds. The plaintiffs have opposed the motion to dismiss. It is not known when the motions will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Writ of Kalikasan

On February 25, 2011 a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petition”). On March 8, 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan and directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc. which was a minority indirect shareholder of Marcopper at all relevant times and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company

BARRICK YEAR END 2012	138	NOTES TO FINANCIAL STATEMENTS

on March 25, 2011. On March 31, 2011, the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Court over the Company. On November 23, 2011, the Company’s counsel received a Motion for Intervention, dated November 18, 2011, filed with the Supreme Court, in which two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo), seek intervenor status in the proceedings with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the Motion for Intervention, or certain other matters before the Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this matter.

Reko Diq Arbitration

On February 15, 2011, Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of Tethyan Copper Company (“TCC”)) submitted to the Government of the Province of Balochistan (the “GOB”) an application for a mining lease in respect of the Reko Diq project in Pakistan. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta Plc (“Antofagasta”) indirectly holding the other 50%.

TCC believes that, under the Chagai Hills Joint Venture Agreement (the “CHEJVA”) between TCC and the GOB, as well as under the 2002 Balochistan Mineral Rules, TCCP was legally entitled to the mining lease subject only to “routine” government requirements. On November 15, 2011, the GOB notified TCCP of the rejection of TCCP’s application for the mining lease. On November 28, 2011, TCC filed two requests for international arbitration: one against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID’) asserting breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan, and another against the GOB with the International Chamber of Commerce (“ICC”), asserting breaches of the CHEJVA. In December 2012, the ICSID tribunal declined to issue provisional measures to prevent the GOP from disposing of or encumbering any rights TCC may have to the property until the arbitration is concluded, but advised that it expected that neither the GOP nor the GOB would involve third parties nor conduct further work beyond the limited amount the GOP had disclosed, and imposed certain obligations on the GOP to report to the tribunal if its intentions changed. A hearing was held on the same issue before the ICC tribunal, which has not yet issued its decision. The GOP filed jurisdictional objections before ICSID on the grounds that the BIT should not apply, which were not accepted. The GOP and GOB have renewed their objections in light of the Pakistani Constitutional Litigation (below). A merits hearing in the ICSID matter has been scheduled for December 2013, and a merits hearing in the ICC matter is tentatively set for March 2014. Issues related to damages in both proceedings have been bifurcated until after rulings on the merits.

Pakistani Constitutional Litigation

In November 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the GOB and the GOP, the Balochistan Development Authority (“BDA”), TCCP, Antofagasta, Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”). The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. In June 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. In August 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. On May 25, 2011, the Supreme Court ruled, among other things, that the GOB should proceed to expeditiously decide TCCP’s application for the grant of a mining lease, transparently and fairly in accordance with laws and applicable rules. The Supreme Court also ruled that the petitions before the Court would remain pending.

In early 2012, the Supreme Court resumed hearing various petitions relating to TCC and the Reko Diq project, including applications seeking to have the CHEJVA declared invalid and applications seeking an order staying the ICSID and ICC arbitrations. In January 2013, the Supreme Court ruled that the GOB exceeded its authority in entering into the CHEJVA, and that the contract was invalid. The GOP and the GOB have indicated that they will argue that this ruling deprives the tribunals of jurisdiction, which TCC will oppose vigorously.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant

BARRICK YEAR END 2012	139	NOTES TO FINANCIAL STATEMENTS

impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers.

In November 2010, the Federal Court in the Province of San Juan granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and, in particular, to Veladero and Pascua-Lama. The National Supreme Court of Justice of Argentina (the “Supreme Court”) issued a decision determining that this case falls within its jurisdiction. The National State filed a remedy for revocation of the decision of the Federal Court in the Province of San Juan to grant injunctions suspending the application of the federal law in the Province of San Juan. On July 3, 2012, the Supreme Court overturned the injunctions. The Supreme Court has not yet ruled on the constitutionality of the federal law. No amounts have been accrued for any potential loss under this matter.

Pascua-Lama Constitutional Protection Actions

On September 28, 2012, a constitutional rights protection action was filed in the Court of Appeals of Copiapo, Chile by representatives of four Diaguita indigenous communities against Compania Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama Project (the “Project”), and the Environmental Evaluation Commission (“EEC”) of the III Region of Atacama, Chile, the regulatory body with oversight authority over the Project.

On October 22, 2012, a second constitutional rights protection action was filed in the Court of Appeals of Copiapo, Chile by a representative of a Diaguita indigenous community and certain other individuals against CMN and the EEC.

The plaintiffs in the actions allege that the construction of the Project affects their constitutional rights to life and to live in an environment free of contamination. The actions allege certain non-compliances with the Project’s environmental approval in Chile, including the carrying out of pre-stripping activities allegedly prior to full completion and operation of the acid rock drainage water management and treatment system and alleged impacts on the Toro 1, Toro 2 and Esperanza glaciers.

The plaintiffs assert that the alleged non-compliances with the environmental approval, together with the lack of inspections, sanctions and injunctions on the part of the regulatory bodies, have resulted in negative impacts on water sources and contamination, or at least the risk of contamination, of the Estrecho and Huasco rivers.

The relief sought in the actions is the suspension of the construction of the Project in Chile until all environmental obligations are fulfilled. At the time of filing of the first action, the plaintiffs sought the immediate granting of a preliminary injunction to halt pre-stripping activities. The preliminary injunction request was not granted. However, both cases have been admitted for review by the Court. No amounts have been accrued for any potential losses related to these actions.

B) Other Contingencies

Pascua-Lama

During the fourth quarter of 2012, after observing increased dust in the open pit area, exacerbated by stronger than normal winds, the Pascua-Lama project voluntarily halted pre-stripping activities in order to implement additional dust mitigation and control measures. Regulatory authorities in Chile subsequently issued an order to suspend pre-stripping activities until dust-related health and safety concerns are addressed. The project is strengthening dust mitigation and control measures, including enhanced tunnel ventilation, revised blasting fragmentation, use of more robust protective equipment and a robust dust monitoring system. Further restrictions may be placed on the project due to the need to repair and improve certain aspects of the water management system in Chile. Pre-stripping is unlikely to recommence until matters related to dust and water management are resolved. To date, the suspension of pre-stripping has not altered the Company’s target of first production in the second half of 2014. However, the outcomes of the regulatory processes related to dust and water management, and of the constitutional rights protection actions, are uncertain (see “Pascua-Lama Constitutional Protection Actions”). The Company will continue to assess the potential for impacts on the timing of first production.

Pueblo Viejo

Certain members of the Dominican Republic (“DR”) Congress, including the President of the Chamber of Deputies, have expressed a desire to amend the Special Lease Agreement (“SLA”) to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial benefits to the DR, including through royalties and taxes, in addition to the

BARRICK YEAR END 2012	140	NOTES TO FINANCIAL STATEMENTS

other indirect benefits derived by the country such as through employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered. However, the Company, while reserving its rights under the SLA, has engaged in dialogue with representatives of the government with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact overall project economics.

Jabal Sayid

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of the DMMR. In December 2012, the DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged noncompliances with the mining investment law and the mining license, and in January 2013 required related companies to cease exploration activities, citing noncompliance with the law and the exploration licenses related to the ownership changes. The Company does not believe that such consent was required as a matter of law, but has responded to requests of the DMMR, including through the provision of additional guarantees and undertakings, and expressed its desire to fully satisfy any related requirements of the DMMR.

BARRICK YEAR END 2012	141	NOTES TO FINANCIAL STATEMENTS

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES (1,2,3)

For the year ended December 31, 2012			2012			2011
Based on attributable ounces		Tons (000’s)	Grade (oz/ton)	Ounces (000’s)	Tons (000’s)	Grade (oz/ton)	Ounces (000’s)
NORTH AMERICA
Goldstrike Open Pit	(proven and probable)	94,541	0.094	8,933	97,325	0.096	9,342
	(mineral resource)	3,621	0.033	118	4,612	0.032	147
Goldstrike Underground	(proven and probable)	14,632	0.233	3,405	11,895	0.255	3,035
	(mineral resource)	6,144	0.303	1,864	6,077	0.301	1,828
Goldstrike Property Total	(proven and probable)	109,173	0.113	12,338	109,220	0.113	12,377
	(mineral resource)	9,765	0.203	1,982	10,689	0.185	1,975
Pueblo Viejo (60.00%)	(proven and probable)	181,788	0.083	15,008	188,729	0.080	15,173
	(mineral resource)	133,565	0.063	8,353	120,194	0.055	6,597
Cortez	(proven and probable)	306,190	0.049	15,058	306,879	0.047	14,488
	(mineral resource)	50,943	0.053	2,701	54,391	0.069	3,757
Goldrush	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	65,914	0.127	8,367	11,221	0.113	1,273
Bald Mountain	(proven and probable)	295,559	0.017	5,161	307,162	0.017	5,102
	(mineral resource)	125,190	0.012	1,472	123,191	0.013	1,623
Turquoise Ridge (75.00%)	(proven and probable)	15,258	0.381	5,815	11,986	0.442	5,294
	(mineral resource)	79,690	0.120	9,552	62,394	0.122	7,641
Round Mountain (50.00%)	(proven and probable)	70,683	0.018	1,243	82,688	0.017	1,411
	(mineral resource)	44,293	0.021	925	83,420	0.016	1,338
South Arturo (60.00%)	(proven and probable)	33,770	0.042	1,421	28,237	0.050	1,398
	(mineral resource)	16,377	0.045	731	21,482	0.039	828
Ruby Hill	(proven and probable)	7,823	0.042	326	16,778	0.058	978
	(mineral resource)	172,646	0.020	3,463	107,626	0.021	2,245
Hemlo	(proven and probable)	16,424	0.070	1,150	16,620	0.069	1,139
	(mineral resource)	55,899	0.033	1,827	4,735	0.087	410
Marigold Mine (33.33%)	(proven and probable)	108,257	0.015	1,640	77,285	0.015	1,194
	(mineral resource)	16,750	0.012	207	10,977	0.012	135
Golden Sunlight	(proven and probable)	6,164	0.052	318	8,932	0.055	487
	(mineral resource)	1,715	0.032	55	716	0.041	29
Donlin Gold (50.00%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	298,358	0.065	19,503	298,358	0.065	19,503
SOUTH AMERICA
Cerro Casale (75.00%)	(proven and probable)	990,088	0.018	17,434	990,088	0.018	17,434
	(mineral resource)	245,990	0.010	2,494	245,990	0.010	2,494
Pascua-Lama	(proven and probable)	424,117	0.042	17,861	424,117	0.042	17,861
	(mineral resource)	269,930	0.025	6,734	269,930	0.025	6,734
Veladero	(proven and probable)	471,153	0.021	10,024	481,153	0.022	10,558
	(mineral resource)	30,186	0.013	400	44,029	0.011	464
Lagunas Norte	(proven and probable)	205,008	0.028	5,828	214,418	0.029	6,151
	(mineral resource)	39,462	0.017	669	35,164	0.014	505
Pierina	(proven and probable)	50,013	0.011	542	67,865	0.011	771
	(mineral resource)	2,764	0.015	41	10,243	0.013	132
AUSTRALIA PACIFIC
Porgera (95.00%)	(proven and probable)	65,476	0.095	6,221	75,372	0.084	6,366
	(mineral resource)	30,705	0.077	2,361	27,369	0.071	1,933
Kalgoorlie (50.00%)	(proven and probable)	108,253	0.039	4,195	108,843	0.040	4,394
	(mineral resource)	21,247	0.035	737	23,211	0.033	766
Cowal	(proven and probable)	83,632	0.033	2,764	65,280	0.034	2,209
	(mineral resource)	29,322	0.035	1,034	37,191	0.032	1,187
Plutonic	(proven and probable)	1,077	0.191	206	2,987	0.135	402
	(mineral resource)	2,619	0.298	781	2,451	0.275	675
Kanowna Belle	(proven and probable)	4,071	0.155	632	5,861	0.142	832
	(mineral resource)	4,827	0.127	614	6,326	0.124	786
Darlot	(proven and probable)	2,685	0.126	338	2,805	0.127	357
	(mineral resource)	573	0.204	117	1,345	0.192	258
Granny Smith	(proven and probable)	34,795	0.054	1,866	4,034	0.157	635
	(mineral resource)	5,511	0.067	368	2,507	0.166	417
Lawlers	(proven and probable)	2,963	0.131	387	1,669	0.140	234
	(mineral resource)	670	0.206	138	977	0.289	282
Reko Diq (37.50%)(4)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	-	-	-	1,232,986	0.008	9,506
AFRICA
Bulyanhulu (73.90%)	(proven and probable)	30,111	0.267	8,040	22,963	0.342	7,857
	(mineral resource)	8,694	0.282	2,453	14,472	0.154	2,230
North Mara (73.90%)	(proven and probable)	27,865	0.080	2,226	28,997	0.089	2,575
	(mineral resource)	15,573	0.114	1,781	13,025	0.082	1,064
Buzwagi (73.90%)	(proven and probable)	51,592	0.039	1,994	50,036	0.043	2,154
	(mineral resource)	12,116	0.030	360	28,910	0.033	947
Nyanzaga (73.90%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	63,672	0.042	2,681	60,186	0.043	2,572
Tulawaka (51.73%)	(proven and probable)	24	0.458	11	135	0.348	47
	(mineral resource)	540	0.193	104	500	0.160	80
OTHER	(proven and probable)	26,494	0.008	201	173	0.306	53
	(mineral resource)	3,501	0.001	2	37	0.351	13
TOTAL	(proven and probable)	3,730,506	0.038	140,248	3,701,312	0.038	139,931
	(mineral resource)	1,859,007	0.045	83,007	2,966,243	0.027	80,399

(1)	Resources which are not reserves do not have demonstrated economic viability.
(2)	See accompanying footnote #1.
(3)	Measured plus indicated resources
(4)	See accompanying footnote #2.

GOLD MINERAL RESERVES (1)

As at December 31, 2012		PROVEN			PROBABLE			TOTAL
	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	61,008	0.088	5,342	33,533	0.107	3,591	94,541	0.094	8,933
Goldstrike Underground	4,743	0.300	1,424	9,889	0.200	1,981	14,632	0.233	3,405
Goldstrike Property Total	65,751	0.103	6,766	43,422	0.128	5,572	109,173	0.113	12,338
Pueblo Viejo (60.00%)	22,954	0.102	2,333	158,834	0.080	12,675	181,788	0.083	15,008
Cortez	31,856	0.066	2,089	274,334	0.047	12,969	306,190	0.049	15,058
Bald Mountain	82,580	0.020	1,621	212,979	0.017	3,540	295,559	0.017	5,161
Turquoise Ridge (75.00%)	6,493	0.396	2,573	8,765	0.370	3,242	15,258	0.381	5,815
Round Mountain (50.00%)	22,654	0.021	472	48,029	0.016	771	70,683	0.018	1,243
South Arturo (60.00%)	-	-	-	33,770	0.042	1,421	33,770	0.042	1,421
Ruby Hill	806	0.042	34	7,017	0.042	292	7,823	0.042	326
Hemlo	3,620	0.091	329	12,804	0.064	821	16,424	0.070	1,150
Marigold Mine (33.33%)	12,881	0.020	254	95,376	0.015	1,386	108,257	0.015	1,640
Golden Sunlight	1,532	0.053	81	4,632	0.051	237	6,164	0.052	318
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.019	3,586	800,188	0.017	13,848	990,088	0.018	17,434
Pascua-Lama	43,514	0.050	2,167	380,603	0.041	15,694	424,117	0.042	17,861
Veladero	33,045	0.021	704	438,108	0.021	9,320	471,153	0.021	10,024
Lagunas Norte	16,766	0.035	592	188,242	0.028	5,236	205,008	0.028	5,828
Pierina	5,941	0.009	52	44,072	0.011	490	50,013	0.011	542
AUSTRALIA PACIFIC
Porgera (95.00%)	14,027	0.124	1,733	51,449	0.087	4,488	65,476	0.095	6,221
Kalgoorlie (50.00%)	69,523	0.029	2,019	38,730	0.056	2,176	108,253	0.039	4,195
Cowal	17,587	0.024	427	66,045	0.035	2,337	83,632	0.033	2,764
Plutonic	380	0.203	77	697	0.185	129	1,077	0.191	206
Kanowna Belle	1,958	0.176	345	2,113	0.136	287	4,071	0.155	632
Darlot	643	0.121	78	2,042	0.127	260	2,685	0.126	338
Granny Smith	827	0.173	143	33,968	0.051	1,723	34,795	0.054	1,866
Lawlers	794	0.134	106	2,169	0.130	281	2,963	0.131	387
AFRICA
Bulyanhulu (73.90%)	674	0.292	197	29,437	0.266	7,843	30,111	0.267	8,040
North Mara (73.90%)	9,225	0.077	706	18,640	0.082	1,520	27,865	0.080	2,226
Buzwagi (73.90%)	4,786	0.032	151	46,806	0.039	1,843	51,592	0.039	1,994
Tulawaka (51.73%)	6	-	-	18	0.611	11	24	0.458	11
OTHER	527	0.028	15	25,967	0.007	186	26,494	0.008	201
TOTAL	661,250	0.045	29,650	3,069,256	0.036	110,598	3,730,506	0.038	140,248

COPPER MINERAL RESERVES (1)
As at December 31, 2012		PROVEN			PROBABLE			TOTAL
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)
Zaldivar	447,548	0.538	4,812	161,167	0.525	1,691	608,715	0.534	6,503
Lumwana	266,378	0.510	2,715	313,826	0.529	3,323	580,204	0.520	6,038
Jabal Sayid	484	2.273	22	25,965	2.538	1,318	26,449	2.533	1,340
TOTAL	714,410	0.528	7,549	500,958	0.632	6,332	1,215,368	0.571	13,881

(1)	See accompanying footnote #1.

GOLD MINERAL RESOURCES (1,2)

As at December 31, 2012	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	454	0.033	15	3,167	0.033	103	118	3,049	0.066	201
Goldstrike Underground	1,249	0.383	478	4,895	0.283	1,386	1,864	2,387	0.265	633
Goldstrike Property Total	1,703	0.289	493	8,062	0.185	1,489	1,982	5,436	0.153	834
Pueblo Viejo (60.00%)	4,315	0.072	311	129,250	0.062	8,042	8,353	10,857	0.064	690
Cortez	3,358	0.054	180	47,585	0.053	2,521	2,701	25,174	0.065	1,633
Goldrush	2,696	0.136	367	63,218	0.127	8,000	8,367	43,183	0.132	5,679
Bald Mountain	31,189	0.012	373	94,001	0.012	1,099	1,472	88,864	0.009	762
Turquoise Ridge (75.00%)	10,198	0.126	1,283	69,492	0.119	8,269	9,552	38,114	0.124	4,709
Round Mountain (50.00%)	11,933	0.028	331	32,360	0.018	594	925	21,357	0.015	310
South Arturo (60.00%)	-	-	-	16,377	0.045	731	731	28,123	0.015	422
Ruby Hill	2,341	0.025	59	170,305	0.020	3,404	3,463	5,152	0.043	220
Hemlo	381	0.178	68	55,519	0.032	1,760	1,828	3,126	0.119	373
Marigold Mine (33.33%)	581	0.014	8	16,169	0.012	199	207	29,853	0.012	371
Golden Sunlight	167	0.036	6	1,548	0.032	49	55	1,573	0.041	64
Donlin Gold (50.00%)	4,261	0.073	313	294,097	0.065	19,190	19,503	50,825	0.059	2,997
SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.008	164	226,634	0.010	2,330	2,494	413,013	0.011	4,513
Pascua-Lama	23,420	0.031	722	246,510	0.024	6,012	6,734	35,590	0.034	1,215
Veladero	3,167	0.009	30	27,019	0.014	370	400	66,309	0.008	526
Lagunas Norte	849	0.020	17	38,613	0.017	652	669	8,896	0.015	129
Pierina	201	0.015	3	2,563	0.015	38	41	7,487	0.009	64
AUSTRALIA PACIFIC
Porgera (95.00%)	10,345	0.079	822	20,360	0.076	1,539	2,361	29,874	0.128	3,816
Kalgoorlie (50.00%)	5,298	0.038	199	15,949	0.034	538	737	360	0.075	27
Cowal	-	-	-	29,322	0.035	1,034	1,034	11,143	0.033	373
Plutonic	319	0.141	45	2,300	0.320	736	781	2,945	0.328	966
Kanowna Belle	1,459	0.139	203	3,368	0.122	411	614	2,910	0.121	352
Darlot	168	0.185	31	405	0.212	86	117	338	0.228	77
Granny Smith	134	0.216	29	5,377	0.063	339	368	4,750	0.204	969
Lawlers	-	-	-	670	0.206	138	138	1,025	0.187	192
AFRICA
Bulyanhulu (73.90%)	-	-	-	8,694	0.282	2,453	2,453	6,896	0.348	2,403
North Mara (73.90%)	2,468	0.120	295	13,105	0.113	1,486	1,781	877	0.107	94
Buzwagi (73.90%)	60	0.033	2	12,056	0.030	358	360	5,874	0.032	189
Nyanzaga (73.90%)	-	-	-	63,672	0.042	2,681	2,681	10,592	0.056	591
Tulawaka (51.73%)	-	-	-	540	0.193	104	104	105	0.133	14
OTHER	-	-	-	3,501	0.001	2	2	780	0.022	17

TOTAL	140,367	0.045	6,354	1,718,641	0.045	76,654	83,008	961,401	0.037	35,591

COPPER MINERAL RESOURCES (1,2)
As at December 31, 2012	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
Zaldivar	79,153	0.435	688	46,050	0.460	424	1,112	26,089	0.556	290
Lumwana	105,428	0.369	778	809,871	0.512	8,287	9,065	23,938	0.363	174
Jabal Sayid	-		-	3,501	1.871	131	131	780	2.692	42
TOTAL	184,581	0.397	1,466	859,422	0.514	8,842	10,308	50,807	0.498	506

(1)	Resources which are not reserves do not have demonstrated economic viability.
(2)	See accompanying footnote #1.

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2012	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable ounces	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	22,954	0.75	17,179	158,834	0.48	76,619	181,788	0.52	93,798	87.2%
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.06	10,565	800,188	0.04	33,451	990,088	0.04	44,016	69.0%
Pascua-Lama	43,514	1.73	75,454	380,603	1.58	600,795	424,117	1.59	676,249	81.6%
Lagunas Norte	16,766	0.12	1,947	188,242	0.11	21,546	205,008	0.11	23,493	19.1%
Veladero	33,045	0.28	9,172	438,108	0.41	179,720	471,153	0.40	188,892	5.9%
Pierina	5,941	0.66	3,915	44,072	0.32	14,279	50,013	0.36	18,194	26.9%
AFRICA
Bulyanhulu (73.90%)	674	0.20	134	29,437	0.23	6,904	30,111	0.23	7,038	67.2%
TOTAL	312,794	0.38	118,366	2,039,484	0.46	933,314	2,352,278	0.45	1,051,680	65.5%

(1) Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1)
For the year ended Dec. 31, 2012	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable pounds	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	22,954	0.081	37.0	158,834	0.098	310.5	181,788	0.096	347.5	79.0%
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.190	721.3	800,188	0.226	3,613.3	990,088	0.219	4,334.6	87.4%
Pascua-Lama	43,514	0.096	83.7	380,603	0.075	574.4	424,117	0.078	658.1	63.0%
AFRICA
Bulyanhulu (73.90%)	674	0.326	4.4	29,437	0.526	309.7	30,111	0.522	314.1	93.6%
Buzwagi (73.90%)	4,786	0.074	7.1	46,806	0.107	99.9	51,592	0.104	107.0	70.0%
TOTAL	261,828	0.163	853.5	1,415,868	0.173	4,907.8	1,677,696	0.172	5,761.3	84.2%

(1)	Copper is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2012	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Ounces (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Pueblo Viejo (60.00%)	4,315	0.44	1,913	129,250	0.34	44,566	46,479	10,857	0.42	4,535
SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.04	720	226,634	0.03	7,257	7,977	413,013	0.03	12,594
Pascua-Lama	23,420	0.71	16,708	246,510	0.68	168,459	185,167	35,590	0.45	16,055
Lagunas Norte	849	0.09	76	38,613	0.06	2,370	2,446	8,896	0.04	371
Veladero	3,167	0.14	429	27,019	0.39	10,454	10,883	66,309	0.34	22,478
Pierina	201	0.24	49	2,563	0.22	566	615	7,487	0.29	2,150
AFRICA
Bulyanhulu (73.90%)	-	-	-	8,694	0.24	2,066	2,066	6,648	0.30	1,979
TOTAL	51,308	0.39	19,895	679,283	0.35	235,738	255,633	548,800	0.11	60,162

(1) Resources which are not reserves do not have demonstrated economic viability.

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)
For the year ended Dec. 31, 2012	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
NORTH AMERICA
Pueblo Viejo (60.00%)	4,315	0.12	10.3	129,250	0.091	235.7	246.0	10,857	0.075	16.2
SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.126	48.7	226,634	0.161	730.5	779.2	413,013	0.191	1,580.1
Pascua-Lama	23,420	0.061	28.7	246,510	0.053	261.0	289.7	35,590	0.047	33.7
AFRICA
Buzwagi (73.90%)	60	0.08	0.1	12,056	0.083	20.0	20.1	5,874	0.076	8.9
TOTAL	47,151	0.093	87.8	614,450	0.101	1,247.2	1,335.0	465,334	0.176	1,638.9

(1) Resources which are not reserves do not have demonstrated economic viability.

NICKEL MINERAL RESOURCES (1)
For the year ended Dec. 31, 2012	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
AFRICA
Kabanga (50.00%)	7,606	2.490	378.8	12,897	2.720	701.6	1,080.4	11,464	2.600	596.1

(1)	Resources which are not reserves do not have demonstrated economic viability.

1. Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2012 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, approximately 1.98 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Rick Sims, Senior Director, Resources and Reserves, of Barrick, David Londono, Director, Open Pit Life-of-Mine Business Planning, of Barrick and Steven Haggarty, Senior Director, Metallurgy, of Barrick. Except as noted below, reserves have been calculated using an assumed long-term average gold price of $US 1,500 per ounce, a silver price of $US 28.00 per ounce, a copper price of $US 3.00 per pound and exchange rates of 1.0 $Can/$US and 1.00 $US/$Aus. Reserves at Round Mountain have been calculated using an assumed long-term average gold price of $US 1,200. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Resources as at December 31, 2012 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

2. In connection with the write-down of the Company’s investment in Tethyan Copper Company (TCC), which holds the Company’s interest in the Reko Diq project, the Company has removed the estimate of mineralized material associated with the Reko Diq project from its statement of resources for 2012. For additional information regarding this matter, see pages 22 and 139 of Barrick’s Year-End Report 2012.